       As filed with the Securities and Exchange Commission on September 3, 1998
                                                   Registration No. ___________

--------------------------------------------------------------------------------
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
--------------------------------------------------------------------------------

                                      FORM S-2
              REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                    Sun Life Assurance Company of Canada (U.S.)
               (Exact Name of registrant as specified in its charter)

                                      Delaware
           (State or other jurisdiction of incorporation or organization)

                                    ------------

                        (I.R.S. Employer Identification No.)

                            One Sun Life Executive Park
                        Wellesley Hills, Massachusetts 02481
                                   (781) 237-6030
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Margaret Hankard, Senior Associate Counsel
                    Sun Life Assurance Company of Canada (U.S.)
                          Retirement Products and Services
                                 One Copley Place
                            Boston, Massachusetts, 02116
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon after effectiveness of this registration statement as practicable.

If any of the securities being registered on this Form are to be offered on a delayed or continuous bases pursuant to Rule 415 under the Securities Act, check the following box.

If the registrant elects to deliver its latest annual report to security holders, or complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.                     _____________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                            _____________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                            _____________

If delivery of the prospectus if expected to be made pursuant to Rule 434, check the following box.

                           CALCULATION OF REGISTRATION FEE


                                                                                          PROPOSED
    TITLE OF EACH CLASS                                        PROPOSED                    MAXIMUM
    OF SECURITIES TO BE            AMOUNT TO BE            MAXIMUM OFFERING          AGGREGATE OFFERING            AMOUNT OF
        REGISTERED                  REGISTERED              PRICE PER UNIT                  PRICE               REGISTRATION FEE
    -------------------            ------------            ----------------          ------------------         ----------------
 Single payment deferred
 fixed annuity contracts           $100,000,000             Not applicable             Not applicable               $29,500

NOTE: Specific details relating to the fee calculation shall be furnished in notes to the table, including references to provisions of Rule 457 (Section
230.457 of this chapter) relied upon, if the basis of the calculation is not otherwise evident from the information presented in the table. If the filing fee is calculated pursuant to Rule 457(o) under the Securities Act, only the title of the class of securities to be registered, the proposed maximum aggregate offering price for that class of securities and the amount of the registration fee need to appear in the Calculation of Registration Fee table. Any difference between the dollar amount of securities registered for such offerings and the dollar amount of securities sold may be carried forward on a future registration statement pursuant to Rule 429 under the Securities Act.

                                       PART I

                         INFORMATION REQUIRED IN PROSPECTUS


Attached hereto and made a part hereof is the Prospectus dated __________, 1998.

                                                                      PROSPECTUS
                                                                          , 1998

                                    FUTURITY
                                 FIXED ANNUITY
               --------------------------------------------------

    This Prospectus describes the Futurity Fixed Annuity, a single payment deferred annuity contract ("Contract" or "Contracts"). The Futurity Fixed Annuity is designed for use in connection with retirement and deferred compensation plans, some of which may qualify as retirement programs under Sections 401, 403, 408 or 408A of the Internal Revenue Code of 1986, as amended (the "Code"). It provides for the accumulation of values on a fixed basis, and for annuity payments which do not vary as to dollar amount and which will begin on a future date you select.

    The Contracts are offered by Sun Life Assurance Company of Canada (U.S.) (the "Company;" also "we," "us" or "our"). Our Principal Executive Offices are located at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481, telephone (781) 237-6030. We are an indirect wholly-owned subsidiary of Sun Life
Assurance Company of Canada, the    largest life insurance company in Canada.

    The Company issues Contracts on either an individual or a group basis, depending on the state or other jurisdiction where a Contract is issued. A Contract issued to an individual ("Individual Contract") is evidenced by an Individual Contract. Participation in a Contract issued to a group ("Group Contract"), such as a retirement plan or trust established by an employer, is evidenced by a certificate ("Certificate") which describes the Participant's interest under the Group Contract. Unless otherwise expressly indicated, references in this Prospectus to "Contracts" include Individual Contracts, Group Contracts and Certificates issued under Group Contracts, and references to "Participants" include Individual Contract Owners and individuals participating under Group Contracts ("Participants;" also "you," "your").

    The minimum Purchase Payment for a Contract is $10,000, unless the Company waives this requirement. If you desire to make a Purchase Payment in excess of $1,000,000, you must obtain our prior approval. Your Purchase Payment becomes part of the general assets of the Company. We intend generally to invest Purchase Payments in investment-grade securities.

    For the purposes of determining benefits under both Individual Contracts and Group Contracts, an Accumulation Account is established for each Participant. You may allocate your Net Purchase Payment to one of the available Guarantee Periods you select in your Application. The Guarantee Periods have durations of one to ten years. Your Purchase Payment, together with any interest credited, is held in the Fixed Account, which is part of our general account (See "The Fixed Account," page 10).

    Values under a Contract accumulate on a fixed basis. Your Accumulation Account is credited with interest at a rate of not less than three percent (3%) per year, compounded annually, and we guarantee these amounts at various interest rates ("Guaranteed Interest Rates") for the duration of the Guarantee Period you choose, subject to any applicable withdrawal charge or Market Value Adjustment. We may not change a Guaranteed Interest Rate during the Guarantee Period. However, Guaranteed Interest Rates for subsequent Guarantee Periods cannot be predicted and will be determined at our sole discretion (subject to the 3% Minimum Average Interest Rate guarantee).

THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. THE CONTRACTS ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

FOR A MORE DETAILED DESCRIPTION OF THE RISKS ASSOCIATED WITH PURCHASING A
CONTRACT, PLEASE REFER TO PAGES   THROUGH   OF THIS PROSPECTUS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS CONTAINS INFORMATION ABOUT THE CONTRACTS THAT A PROSPECTIVE PURCHASER SHOULD KNOW BEFORE INVESTING. YOU SHOULD RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

We do not deduct a sales charge from your Purchase Payment. Also, we assess no withdrawal charge upon annuitization or if you make a transfer. You may withdraw a portion (as specified in your Contract) of your Accumulation Account in each Account Year without being subject to a withdrawal charge, and you may withdraw your Purchase Payment without charge after the Company has held it for seven years. However, if you otherwise withdraw any part of your Accumulation Account, we may deduct a withdrawal charge (contingent deferred sales charge). Other amounts withdrawn, adjusted by any applicable Market Value Adjustment, are subject to a withdrawal charge, which ranges from 6.0% to 0%. In no event will the withdrawal charges assessed against your Accumulation Account exceed 6% of your Purchase Payment (See "Withdrawal Charges," page 18).

    Generally, any cash withdrawal is subject to a Market Value Adjustment. The Market Value Adjustment will reflect the relationship between the current rate (which is the Guaranteed Interest Rate currently declared by the Company for Guarantee Periods equal to the balance of the Guarantee Period applicable to the amount being withdrawn) and the Guaranteed Interest Rate applicable to the amount being withdrawn. Generally, if the Guaranteed Interest Rate is lower than our currently declared rate, the application of the Market Value Adjustment results in a lower payment upon withdrawal. Similarly, except as described below under the section entitled "Cash Withdrawals, Withdrawal Charges and Market Value Adjustment -- Market Value Adjustment," if the Guaranteed Interest Rate is higher than the currently declared rate, the application of the Market Value Adjustment results in a higher payment upon withdrawal. The Market Value Adjustment does not apply to a withdrawal effective within 30 days prior to the Expiration Date of the applicable Guarantee Period or the withdrawal of interest credited to a Guarantee Amount during the current Account Year (See "Market Value Adjustment," page 16).

    In addition, the Contracts provide that the Company may change the withdrawal charges, transfer charges, the tables used to determine the amount of the first monthly fixed annuity payments and the formula used to calculate the Market Value Adjustment, provided that such modification applies only to Accumulation Accounts established after the effective date of such modification (See "Modification," page 23).

    We reserve the right to defer the payment of any amounts withdrawn for a period not to exceed six months from the date we receive written request for such withdrawal.

    A deduction is made for premium taxes for Contracts sold in certain states. Premium taxes payable to any governmental entity are deducted from the Accumulation Account (See "Premium Taxes," page 18).

    Subject to certain conditions, and during the Accumulation Period, you may transfer the entire Accumulation Account Value to another Guarantee Period available under the Contracts. No partial transfers are permitted. Currently there is no charge for transfers. Transfers are subject to the Market Value Adjustment unless the transfer is effective within 30 days prior to an Expiration Date and other restrictions may apply (See "Transfer Privilege; Telephone Transfers," page 13).

    If the Annuitant dies prior to the Annuity Commencement Date, we will pay a death benefit to the Beneficiary. If the Annuitant dies on or after the Annuity Commencement Date, no death benefit is payable, except as may be provided under the Annuity Option elected (See "Death Benefit," page 17).

    Annuity Payments begin on the Annuity Commencement Date. You select the Annuity Commencement Date, frequency of payments and the Annuity Option (See "Annuity Provisions," page 18).

    We periodically furnish Owners and Participants with certain reports and statements described under "Periodic Reports" on page 22. Such reports, other than prospectuses, do not include the Company's financial statements.

    If you are not satisfied with your Contract, you may return it to us at our Annuity Service Mailing Address within ten days after you receive the Contract. When we receive your Contract, it will be canceled and the Accumulation Account Value on the date on which the Contract was received by us will be refunded to you. However, if applicable state or federal law so requires, we will refund the full amount of any Purchase Payment received by us, the "free look" period may be greater than ten days and alternative methods of returning the Contract may be acceptable.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act"), as amended, and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. and at the Commission's Regional Offices located at 75 Park Place, New York, New York and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois. Copies of such materials also can be obtained, at prescribed rates, from the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a WebSite that contains reports, proxy and information statements and other information about the Company, which files documents electronically with the Commission, at the following address: http://www.sec.gov.

    The Company has filed registration statements relating to the Contracts offered by this Prospectus (the "Registration Statements") with the Commission under the Securities Act of 1933. This Prospectus has been filed as a part of the Registration Statements and does not contain all of the information set forth in the Registration Statements and the exhibits thereto, and reference is hereby made to such Registration Statements and exhibits for further information relating to the Company and the Contracts. The Registration Statements and the exhibits thereto may be inspected and copied, and copies can be obtained at prescribed rates, in the manner set forth in the preceding paragraph.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Annual Report on Form 10-K for the year ended December 31, 1997, the Quarterly Reports on Form 10-Q for the Quarters Ended March 31, 1998, and June 30, 1998, and the Current Report on Form 8-K, dated January 8, 1998, which the Company previously filed with the Commission under the 1934 Act, are incorporated by reference in this Prospectus.

    Any statement contained in a document incorporated by reference herein shall be deemed modified or superseded by this Prospectus to the extent that a statement contained in a later-filed document or herein shall modify or supersede such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will furnish, without charge, to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, copies of the documents referred to above which have been incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in the Prospectus). Requests for such documents should be directed to the Secretary, Sun Life Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481, telephone (800) 225-3950.

                               TABLE OF CONTENTS

                                                                  PAGE
Special Terms                                                       6
Expense Summary                                                     8
This Prospectus is a Catalog of Facts                               9
Uses of the Contract                                                9
A Word About the Company and the Fixed Account                      9
    The Company                                                     9
    The Fixed Account                                              10
The Purchase Payment and Contract Values During Accumulation
  Period                                                           11
    The Purchase Payment                                           11
    Accumulation Account                                           12
    Guarantee Period                                               12
    Guaranteed Interest Rates                                      12
    Transfer Privilege; Telephone Transfers                        13
    Waivers; Reduced Charges; Credits; Bonus Guaranteed
     Interest Rates                                                13
Cash Withdrawals, Withdrawal Charges and Market Value
  Adjustment                                                       14
    Cash Withdrawals                                               14
    Withdrawal Charges                                             14
    Amount of Withdrawal Charge                                    15
    Section 403(b) Annuities                                       15
    Market Value Adjustment                                        16
Death Benefit                                                      17
    Death Benefit Provided by the Contract                         17
    Election and Effective Date of Election                        17
    Payment of Death Benefit                                       18
    Amount of Death Benefit                                        18
How the Contract Charges Are Assessed                              18
    Premium Taxes                                                  18
    Withdrawal Charges                                             18
Annuity Provisions                                                 18
    Annuity Commencement Date                                      18
    Election--Change of Annuity Option                             19
    Annuity Options                                                20
    Determination of Annuity Payments                              20
    Fixed Annuity Payments                                         20
    Annuity Payment Rates                                          21
Other Contract Provisions                                          21
    Designation and Change of Beneficiary                          21
    Exercise of Contract Rights                                    21
    Change of Ownership                                            21
    Death of Participant                                           22
    Periodic Reports                                               22
    Modification                                                   23
    Discontinuance of New Participants                             23
    Right to Return                                                23

                                                                  PAGE
Federal Tax Status                                                 24
    Introduction                                                   24
    Tax Treatment of the Company                                   24
    Taxation of Annuities in General                               24
    Qualified Retirement Plans                                     26
    Pension and Profit-Sharing Plans                               26
    Tax-Sheltered Annuities                                        26
    Individual Retirement Accounts                                 26
    Roth IRAs                                                      26
Administration of the Contracts                                    27
Distribution of the Contracts                                      27
Additional Information About the Company--Financial
  Condition June 30, 1998                                          28
    Selected Financial Data                                        28
    Management's Discussion and Analysis of Financial
     Condition and Results of Operations                           28
    Liquidity                                                      29
    Year 2000 Compliance                                           31
    Quantitative and Qualitative Disclosure About Market
     Risk                                                          31
    Sun Life (Canada)                                              32
    Reinsurance                                                    32
    Reserves                                                       33
    Investments                                                    33
    Competition                                                    33
    Employees                                                      33
    Properties                                                     33
The Company's Directors and Executive Officers                     34
State Regulation                                                   36
Accountants                                                        37
Registration Statements                                            37
Financial Statements                                               37
Appendix--Withdrawals, Withdrawal Charges and the Market
  Value Adjustment                                                 65

                                 SPECIAL TERMS

    Any reference in this Prospectus to "receipt" or "received" by the Company means receipt at the Company's Annuity Service Mailing Address, Sun Life of Canada (U.S.), Retirement Products and Services, P.O. Box 9133, Boston, Massachusetts 02117.

    The following terms as used in this Prospectus have the indicated meanings:

    ACCOUNT YEARS and ACCOUNT ANNIVERSARIES: The first Account Year shall be the period of 12 months plus a part of a month as measured from the date on which the Contract becomes effective through the last day of the calendar month in which the Purchase Payment is received. All Account Years and Account Anniversaries thereafter shall be 12 month periods based upon the first day of the calendar month during which the Contract's date of effectiveness occurred. For example, if the date on which the Contract becomes effective occurs in March, the first Account Year will be determined from the date the Contract was issued, but will end on the last day of March in the following year; all other Account Years and all Account Anniversaries will be measured from April 1.

    ACCUMULATION ACCOUNT: An account to which the Net Purchase Payment and interest are credited.

    ACCUMULATION ACCOUNT VALUE: The value of the Accumulation Account on any date.

    ACCUMULATION PERIOD: The period before the Annuity Commencement Date and during the lifetime of the Participant.

    *ANNUITANT: The person (or persons) on whose life (or lives) the first annuity payment is to be made. If the Annuitant dies prior to the Annuity Commencement Date, the Co-Annuitant, if any, will become the Annuitant. If the Co-Annuitant dies or if no Co-Annuitant is named, the Owner becomes the Annuitant upon the Annuitant's death prior to the Annuity Commencement Date.

    *ANNUITY COMMENCEMENT DATE: The date on which the first annuity payment under a Contract is to be made.

    *ANNUITY OPTION: The method for making annuity payments, as selected by the Participant.

    APPLICATION: The document, if any, signed by each Participant that serves as his or her application for participation under a Group Contract or purchase of an Individual Contract.

    *BENEFICIARY: Prior to the Annuity Commencement Date, the person or entity having the right to receive the death benefit set forth in each Contact and, for Non-Qualified Contracts, who, in the event of the Participant's death, is the "designated beneficiary" for purposes of Section 72(s) of the Internal Revenue Code. After the Annuity Commencement Date, the Beneficiary is the person or entity having the right, upon the death of the Payee, to receive any remaining payments due under the Annuity Option elected.

    CERTIFICATE: The document which evidences the coverage of a Participant under a Group Contract. Unless otherwise expressly indicated, references in this Prospectus to "Contracts" include Certificates.

    CODE:  The Internal Revenue Code of 1986, as amended.

    DATE OF COVERAGE: The date on which a Participant's Accumulation Account becomes effective.

    DUE PROOF OF DEATH: An original certified copy of an official death certificate, an original certified copy of a decree of a court of competent jurisdiction as to the finding of death, and/or any other proof satisfactory to the Company.

    EXPIRATION DATE:  The last day of a Guarantee Period.

    FIXED ANNUITY: An annuity with payments which do not vary as to dollar amount.

    FLOATING RATE: The indexed rate set forth on the Contract Specifications Page or the Certificate Specifications Page, as applicable, as such rate is published in The Wall Street Journal two business days prior to the Floating Rate Reset Date. In the event the Floating Rate is no longer published in The Wall Street Journal, the Company will use an alternate method of determining the indexed rate.

------------------------
*As specified on the Contract Specifications Page, or the Certificate Specifications Page (as appropriate), unless changed.

    FLOATING RATE GUARANTEE PERIOD: A Guarantee Period for which the Guaranteed Interest Rate changes on each Floating Rate Reset Date.

    FLOATING RATE RESET DATE: The first Floating Rate Reset Date shall be the first business day of the first calendar quarter that begins after a Floating Rate Guarantee Period is elected. Thereafter, a new Floating Rate Reset Date will occur on the first business day of each subsequent calendar quarter until the Expiration Date of the particular Floating Rate Guarantee Period.

    FLOATING RATE SPREAD: The amount deducted from the Floating Rate to determine the Guaranteed Interest Rate in effect initially and on each Floating Rate Reset Date during a Floating Rate Guarantee Period. The Floating Rate Spread shall remain constant throughout a Floating Rate Guarantee Period.

    GUARANTEE AMOUNT: Any portion of an Accumulation Account Value allocated to a particular Guarantee Period with a particular Expiration Date (including interest earned thereon).

    GUARANTEE PERIOD: The period for which a Guaranteed Interest Rate is credited.

    GUARANTEED INTEREST RATE: The rate of interest credited by the Company on a compound annual basis during a particular Guarantee Period.

    MINIMUM AVERAGE INTEREST RATE: The minimum rate of interest that may be credited by the Company on a compound annual basis, as determined at the end of a particular Guarantee Period, or upon surrender of the Contract, as applicable.

    NET PURCHASE PAYMENT: The portion of the Purchase Payment remaining after the deduction of any applicable premium tax or similar tax.

    NON-QUALIFIED CONTRACT: A Contract used in connection with a retirement plan which does not receive favorable federal income tax treatment under Sections 401, 403, 408, or 408A of the Code. The Participant's interest in the Contract must be owned by a natural person or agent for a natural person for the Contract to receive favorable income tax treatment as an annuity.

    *OWNER: The person named on the Contract Specifications Page who is entitled to exercise all rights and privileges of ownership under the Group Contract. The Contract must be owned by a natural person or agent for a natural person for the Contract to receive favorable income tax treatment as an annuity if it is a Non-Qualified Contract. If the Contract is a Qualified Contract (other than a Section 403 contract), the Owner must be a trustee or custodian of a retirement plan which meets the requirements of Section 401, Section 408(c),
Section 408(k), Section 408A, or any other applicable Section of the Code, and the Qualified Plan Endorsement must be attached and made a part of the Contract.

    PARTICIPANT: In the case of an Individual Contract, the owner of the Contract. In the case of a Group Contract, the person named in the Certificate who is entitled to exercise all rights and privileges of ownership under the Certificate, except as reserved by the Owner.

    PAYEE: A recipient of payments under the Contract. The term includes an Annuitant or a Beneficiary who becomes entitled to benefits upon the death of the Annuitant.

    PURCHASE PAYMENT: An amount paid to the Company as consideration for the benefits provided by the Contract.

    QUALIFIED CONTRACT: A Contract used in connection with a retirement plan which receives favorable federal income tax treatment under Sections 401, 403, 408, or 408A of the Code or any other applicable section of the Code.

                                EXPENSE SUMMARY

    The purpose of the following table is to help Participants and prospective purchasers to understand the costs and expenses that are borne, directly and indirectly, by Participants in connection with the Contracts. The table reflects expenses of the Fixed Account. The information set forth should be considered together with the narrative provided under the heading "How the Contract Charges Are Assessed" in this Prospectus. In addition to the expenses listed below, premium taxes may be applicable.

                          SUMMARY OF CONTRACT EXPENSES

PARTICIPANT TRANSACTION EXPENSES
Sales Load Imposed on Purchases.............................   $ 0
Deferred Sales Load (as a percentage of the Purchase
  Payment)(1)
Number of Complete Account Years Purchase Payment in
  Accumulation Account
  0-1.......................................................     7%
  2.........................................................     6%
  3.........................................................     5%
  4.........................................................     4%
  5.........................................................     3%
  6.........................................................     2%
  7 or more.................................................     0%
Exchange fee (2)............................................   $ 0
Annual Account Fee Per Accumulation Account.................   $ 0

---------

(1) A portion of the Accumulation Account may be withdrawn each year without being subject to any withdrawal charge, and a Purchase Payment may be withdrawn without charge after the Company has held it for seven years.

(2) A Market Value Adjustment may be imposed on amounts transferred.

                     THIS PROSPECTUS IS A CATALOG OF FACTS

    This Prospectus contains information about the Group Contracts and Individual Contracts, which each provide fixed benefits. It describes the Contracts' uses and objectives, their benefits and costs, and the rights and privileges of Owners and Participants, as applicable. It also contains information about the Company and the Fixed Account. It has been carefully prepared in non-technical language to help you decide whether the purchase of a Contract will fit the needs of your retirement plan. We urge you to read it carefully and retain it for future reference.

    The Contracts have appropriate provisions relating to fixed accumulation values and fixed annuity payments. A Fixed Annuity provides that Purchase Payments, less certain deductions, will be accumulated prior to the Annuity Commencement Date. After the Annuity Commencement Date, annuity payments will be made to the Annuitant. Under a Fixed Annuity, the investment risk is assumed by the Company (except in the case of early withdrawals (See "Cash Withdrawals" and "Market Value Adjustment")) and the amounts of the annuity payments do not vary. However, each Participant bears the risk that the Guaranteed Interest Rate to be credited on amounts allocated to the Fixed Account may not exceed the Minimum Average Interest Rate for any Guarantee Period.

                              USES OF THE CONTRACT

    The Contracts are designed for use in connection with retirement plans which meet the requirements of Section 401 (including Section 401(k)), Section 403,
Section 408(b), Section 408(c), Section 408(k), Section 408(p) or Section 408A of the Code; however, the Company may discontinue offering new Contracts in connection with certain types of qualified plans.

    Certain federal tax advantages are currently available to retirement plans which qualify as (1) self-employed individuals' retirement plans under Section 401; (2) corporate or association retirement plans under Section 401; (3) annuity purchase plans sponsored by certain tax exempt organizations or public school systems under Section 403(b); or (4) individual retirement accounts, including employer or association of employees individual retirement accounts under Section 408(c), SEP-IRAs under Section 408(k), Simple Retirement Accounts under Section 408(p), and Roth IRAs under Section 408A (See "Federal Tax Status").

    The Contracts are also designed to be used in connection with certain non-tax-qualified retirement plans, such as payroll savings plans and such other groups (trusteed or nontrusteed) as may be eligible under applicable law.

                 A WORD ABOUT THE COMPANY AND THE FIXED ACCOUNT

THE COMPANY

    Sun Life Assurance Company of Canada (U.S.) (the "Company") is a stock life insurance company which was incorporated under the laws of Delaware on January 12, 1970. Its Executive Offices are located at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481, telephone (781) 237-6030. The Company currently is authorized to do business in 48 states, the District of Columbia and Puerto Rico, and it is anticipated that the Company will be authorized to do business in all states except New York. The Company issues life insurance policies and individual and group annuities. The Company has formed a wholly-owned subsidiary, Sun Life Insurance and Annuity Company of New York, which issues individual fixed and combination fixed/variable annuity contracts and group life and long-term disability insurance in New York. The Company's other active subsidiaries are: Sun Capital Advisers, Inc., a registered investment adviser; Clarendon Insurance Agency, Inc., a registered broker-dealer that acts as the general distributor of the Contracts and other annuity and life insurance contracts issued by the Company and its affiliates; Sun Life of Canada (U.S.) Distributors, Inc., a registered broker-dealer and investment adviser; New London Trust, F.S.B., a federally chartered savings bank; Massachusetts Casualty Insurance Company, which issues individual disability income policies; Sun Life Financial Services Limited, which provides off-shore administrative services to the Company and its parent company, Sun Life Assurance Company of Canada (sometimes referred to as "Sun Life (Canada)"), and Sun Life Information Services Ireland Limited, an offshore technology center.

    The Company is a wholly-owned subsidiary of the Sun Life of Canada (U.S.) Holdings, Inc. ("Life Holdco"). Life Holdco is a wholly-owned subsidiary of Sun Life Assurance Company of Canada-U.S.

Operations Holdings, Inc. ("U.S. Holdco"). U.S. Holdco is a wholly-owned subsidiary of Sun Life (Canada), 150 King Street West, Toronto, Ontario, Canada. Sun Life (Canada) is a mutual life insurance company incorporated pursuant to Act of Parliament of Canada in 1865 and currently transacts business in all of the Canadian provinces and territories, in all U.S. states except New York, and in the District of Columbia, Puerto Rico, the Virgin Islands, Great Britain, Ireland, Bermuda, Hong Kong, and the Philippines.

THE FIXED ACCOUNT

    The Fixed Account is made up of all of the general assets of the Company other than those allocated to any separate account. Purchase Payments are allocated to Guarantee Periods available in connection with the Fixed Account to the extent elected by the Participant at the time of the establishment of the Participant's Accumulation Account or as subsequently changed by the Participant. In addition, all or part of the Participant's Accumulation Account Value may be transferred to Guarantee Periods available under the Contract (See "Transfer Privilege"). Assets supporting amounts allocated to Guarantee Periods become part of the Company's general account assets and are available to fund the claims of all classes of customers of the Company, including claims for benefits under the Contracts.

    The Company invests the assets of the Fixed Account in those assets chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

    The Company intends to invest the assets of the Fixed Account primarily in debt instruments as follows: (1) Securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government; (2) Investment grade debt securities, I.E., those which have a rating, at the time of purchase, within the four highest grades assigned by Moody's Investors Services, Inc. ("Moody's") or Standard & Poor's Corporation ("Standard & Poor's") (Aaa, Aa, A or Baa and AAA, AA, A or BBB, respectively) or any other nationally recognized rating service;
(3) Other debt instruments, including, but not limited to, issues of or guaranteed by banks or bank holding companies and other corporations, which obligations, although not rated by Moody's or Standard & Poor's, are deemed by the Company's management to have an investment quality comparable to securities which may be purchased as stated above; and (4) Other evidences of indebtedness secured by mortgages or deeds of trust representing liens upon real estate. Notwithstanding the foregoing, the Company may also invest a portion of the Fixed Account in below investment grade debt instruments. Instruments rated Baa and/or BBB or lower normally involve a higher risk of default and are less liquid than higher rated instruments. If the rating of an investment grade debt security held by the Company is subsequently downgraded to below investment grade, the decision to retain or dispose of the security will be made based upon an individual evaluation of the circumstances surrounding the downgrading and the prospects for continued deterioration, stabilization and/or improvement.

    The Company is not obligated to invest amounts allocated to the Fixed Account according to any particular strategy, except as may be required by applicable state insurance laws. Investment income from such Fixed Account assets will be allocated between the Company and all contracts participating in the Fixed Account, including the Contracts, in accordance with the terms of such contracts.

    Fixed annuity payments made to Annuitants under the Contracts will not be affected by the mortality experience (death rate) of persons receiving such payments or of the general population. The Company assumes this "mortality risk" by virtue of annuity rates incorporated in the Contracts which cannot be changed (except as described under "Modification" with respect to Accumulation Accounts established after the effective date of such modification). In addition, the Company guarantees that it will not increase charges for maintenance of the Contracts, regardless of its actual expenses (except as described under "Modification" with respect to Accumulation Accounts established after the effective date of such modification).

    Investment income from the Fixed Account allocated to the Company includes compensation for mortality and expense risks, distribution expenses and administrative expenses borne by the Company in connection with contracts, including the Contracts, participating in the Fixed Account. The Company expects to derive a profit from this compensation. The amount of investment income allocated to the

Contracts will vary from Guarantee Period to Guarantee Period in the sole discretion of the Company. However, the Company guarantees that it will credit interest at the Minimum Average Interest Rate specified in the Contract (not less than 3% per year), compounded annually, to amounts allocated to the Fixed Account under the Contracts. The Company may establish Guaranteed Interest Rates at a rate in excess of the minimum rate; however, the Company is not obligated to establish Guaranteed Interest Rates in excess of such rate. The Company's general investment strategy is to invest amounts allocated to the Fixed Account in investment-grade debt securities and mortgages using immunization strategies with respect to the applicable Guarantee Periods. This includes, with respect to investments and average terms of investments, using dedication (cash flow matching) and/or duration matching to minimize the Company's risk of not achieving the rates it is crediting under Guarantee Periods in volatile interest rate environments. ANY INTEREST CREDITED TO AMOUNTS HELD IN THE FIXED ACCOUNT IN EXCESS OF THREE PERCENT (3%) PER YEAR WILL BE DETERMINED IN THE SOLE DISCRETION OF THE COMPANY. THE PARTICIPANT ASSUMES THE RISK THAT INTEREST CREDITED ON AMOUNTS HELD IN THE FIXED ACCOUNT MAY NOT EXCEED THE MINIMUM GUARANTEE FOR ANY GIVEN GUARANTEE PERIOD.

    The Company is aware of no statutory limitations on the maximum amount of interest it may credit, and its Board of Directors has set no limitations. However, inherent in the Company's exercise of discretion in this regard is the equitable allocation of distributable earnings and surplus among its various policyholders and contract owners and to its sole stockholder.

      THE PURCHASE PAYMENT AND CONTRACT VALUES DURING ACCUMULATION PERIOD

THE PURCHASE PAYMENT

(1) PLACE AND AMOUNT

    The Purchase Payment is to be paid to the Company at its Annuity Service Mailing Address. The Company generally will not accept a Purchase Payment which is less than $10,000. In addition, the Company's prior approval is required before it will accept a Purchase Payment which exceeds $1,000,000.

    A completed Application (and in the case of a Group Contract, a completed Contract Application), if required, and the Purchase Payment are forwarded to the Company for acceptance. Upon acceptance, in the case of an Individual Contract the Contract is issued to the Participant, and in the case of a Group Contract the Contract and Certificate(s), as applicable, are issued to the Owner and the Participant(s), respectively. The Purchase Payment, minus any applicable premium tax or similar tax (the "Net Purchase Payment"), becomes part of the Company's general assets and is credited to the Accumulation Account, to be allocated to the Guarantee Period specified in the Participant's application for a Contract. The Company generally confirms receipt of the Purchase Payment in writing within five business days of receipt. The Accumulation Account starts earning interest the day the Purchase Payment is applied.

    In the event that an Application or an order to purchase is not properly completed, the Company will attempt to contact the prospective Participant in writing or by telephone. The Company will return the Purchase Payment three weeks after its receipt by the Company if the Application or order to purchase has not, by that time, been properly completed.

(2) ACCOUNT CONTINUATION

    An Accumulation Account is automatically continued in full force during the lifetime of the Participant until the Annuity Commencement Date or until the Accumulation Account is surrendered.

(3) ALLOCATION OF NET PURCHASE PAYMENT

    The Net Purchase Payment is that portion of the Purchase Payment which remains after deduction of any applicable premium tax or similar tax. The Net Purchase Payment will be allocated to the Guarantee Period selected by the Participant and specified in the Application, from among such Guarantee Periods as may be made available from time to time by the Company, or as subsequently changed.

    At any time during the Accumulation Period, the Participant may transfer the entire Accumulation Account Value to a new Guarantee Period by giving written notice of the change to the Company, subject to certain conditions set forth below. Any such change takes effect after receipt of notice of the change by the Company and continues in effect until subsequently changed.

ACCUMULATION ACCOUNT

    The Company will establish an Accumulation Account for each Participant under a Contract and will maintain the Accumulation Account during the Accumulation Period. The Accumulation Account Value is the value of the Accumulation Account on any date.

GUARANTEE PERIOD

    The Participant may elect one Guarantee Period of one to ten years from among those made available from time to time by the Company. The Guarantee Period elected will determine the Guaranteed Interest Rate. Amounts allocated to a particular Guarantee Period, less any applicable premium taxes or similar taxes and any amounts subsequently withdrawn, will earn interest at the Guaranteed Interest Rate in effect during the Guarantee Period. The Initial Guarantee Period begins on the date the Net Purchase Payment is applied. Except for Floating Rate Guarantee Periods, the Initial Guarantee Period ends when the number of calendar years in the Guarantee Period elected (measured from the end of the calendar month in which the Net Purchase Payment was applied) has elapsed. For Floating Rate Guarantee Periods, the Initial Guarantee Period ends when the number of calendar years in the Floating Rate Guarantee Period elected (measured from the end of the calendar quarter in which the Net Purchase Payment was applied) has elapsed. The last day of a Guarantee Period is the Expiration Date. Subsequent Guarantee Periods begin on the first day following the Expiration Date. For Floating Rate Guarantee Periods, the Expiration Date will always occur at the end of a calendar quarter. For other Guarantee Periods, the Expiration Date will always occur at the end of a calendar month.

    Any portion of the Accumulation Account Value allocated to a particular Guarantee Period with a particular Expiration Date (including interest earned thereon) is referred to herein as a "Guarantee Account." Interest is credited daily at a rate equivalent to the compound annual rate.

    The Company will mail written notification to the Participant at least 45 and no more than 75 days prior to the Expiration Date of a Guarantee Period. A new Guarantee Period of the same duration and type (e.g., Floating Rate) as the previous Guarantee Period will commence automatically at the end of the previous Guarantee Period unless the Company receives, in writing or other manner acceptable to the Company, prior to the end of such Guarantee Period, an election by the Participant of a different Guarantee Period from among those being offered by the Company at such time.

    The Company reserves the right to add or remove Guarantee Periods available at any time for election by the Participant.

GUARANTEED INTEREST RATES

    The Company periodically establishes an applicable Guaranteed Interest Rate for each Guarantee Period offered by the Company. These rates are guaranteed for the duration of the respective Guarantee Periods. Interest is credited to the Accumulation Account at an annual effective rate of interest. However, Accumulation Account Value withdrawn is subject to any applicable withdrawal charge and may be subject to a Market Value Adjustment on withdrawal or surrender (See "Market Value Adjustment").

    For a Floating Rate Guarantee Period, the Guaranteed Interest Rate may change on each Floating Rate Reset Date; however, the Floating Rate Spread used to compute the Guaranteed Interest Rate will remain constant throughout such Floating Rate Guarantee Period. The Company will determine a new Floating Rate Spread at the beginning of each Floating Rate Guarantee Period.

    The Minimum Average Interest Rate will not be less than three percent (3%) per year, compounded annually. There is no specific formula for the determination of Guaranteed Interest Rates, as these rates will be reflective of expected investment yields and interest rates available on the types of debt instruments in which the Company intends to invest amounts allocated to the Fixed Account (See "The Fixed Account"). Some of the factors that the Company may consider in establishing Guaranteed Interest Rates, are: general economic trends; rates of return currently available and anticipated on the Company's investments; regulatory and tax requirements; competitive factors; and sales commissions and administrative and distribution expenses borne by the Company. The Participant bears the risk that the Guaranteed Interest Rate to be credited may not exceed three percent (3%) per year for any Guarantee Period.

    On any Expiration Date, and on the date on which a Contract is surrendered in full, the Accumulation Account Value (before the application of any applicable withdrawal charge and/or Market Value Adjustment) will not be less than the Net Purchase Payment, less any previous withdrawals accumulated at an effective annual rate of interest equal to the Minimum Average Interest Rate of 3%. Subject to the above guarantees, the Guaranteed Interest Rate credited on a particular day to a Floating Rate Guarantee Period may be less than the Minimum Average Interest Rate of 3%.

TRANSFER PRIVILEGE; TELEPHONE TRANSFERS

    At any time during the Accumulation Period the Participant may, upon request received by the Company, transfer of the entire Accumulation Account Value to a new Guarantee Period available under the Contract, subject to the conditions set forth below. No partial transfers are permitted. Except as described below, a transfer accepted by the Company generally is effective on the date the request for transfer is received by the Company, if such request is received in good order by 4:00 p.m. Eastern Time on any date on which the Company is open for business.

    A transfer will result in a new Guarantee Period for the amount being transferred. Any such new Guarantee Period will begin on the effective date of the transfer and end on the new Expiration Date. The amount transferred into such Guarantee Period will earn interest at the Guaranteed Interest Rate declared by the Company for that Guarantee Period as of the effective date of the transfer.

    One (1) transfer per Account Year is permitted under a Contract. In addition, a minimum of 30 calendar days must elapse between transfers. No transfer is allowed within 30 days after the Issue Date. A transfer will be subject to the Market Value Adjustment described below; unless the transfer is effective within 30 days prior to an Expiration Date. The Company reserves the right, in its sole discretion, to delay the effective date of any transfer and to defer the payment of amounts withdrawn for a period not to exceed six months from the date written request for such withdrawal is received by the Company. Under current law, there is no tax liability to the Participant if that Participant makes a transfer.

    Transfers may be requested either in writing or by telephone. This telephone exchange privilege is made available to Participants automatically without the Participant's election. The Company employs reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include one or more of the following: requesting identifying information, such as name, Contract number, Social Security Number, and/or personal identification number; tape recording all telephone transactions; or providing written confirmation thereof to both the Participant and any agent of record, at the last address of record; or such other procedures as the Company may deem reasonable. Although the Company's failure to follow reasonable procedures may result in the Company's liability for any losses due to unauthorized or fraudulent telephone transfers, the Company will not be liable for following instructions communicated by telephone which it reasonably believes to be genuine. Any losses incurred pursuant to actions taken by the Company in reliance on telephone instructions reasonably believed to be genuine shall be borne by the Participant.

WAIVERS; REDUCED CHARGES; CREDITS; BONUS GUARANTEED INTEREST RATES

    The Company may reduce or waive the withdrawal charge, credit additional amounts, or grant bonus Guaranteed Interest Rates in situations where selling and/or maintenance costs associated with the Contracts are reduced, such as the sale of several Contracts to the same Participant, sales of large Contracts, and certain group sales. In addition, the Company may waive the withdrawal charge, credit additional amounts, or grant bonus Guaranteed Interest Rates in connection with Contracts sold to officers, directors and employees of the Company or its affiliates, registered representatives and employees of broker-dealers with a current selling agreement with the Company and their affiliates, employees of affiliated asset management firms, and persons who have retired from such positions ("Eligible Employees") and immediate family members of Eligible Employees. The Company may reduce or waive such charges, credit additional amounts, or grant bonus Guaranteed Interest Rates on any Contract where, for example, expenses associated with the sale of the Contract and/or costs or services associated with administering and maintaining the Contract are reduced. Eligible Employees and their immediate family members may also purchase a Contract without regard to minimum Purchase Payment requirements. For other situations in which withdrawal charges may be waived, see "Withdrawal Charges."

        CASH WITHDRAWALS, WITHDRAWAL CHARGES AND MARKET VALUE ADJUSTMENT

CASH WITHDRAWALS

    At any time before the Annuity Commencement Date, the Participant may elect to receive a cash withdrawal payment from the Company by filing with the Company at its Annuity Service Mailing Address, a written election in such form as the Company may require. Any such election shall specify the amount of the withdrawal and will be effective on the date that it is received by the Company. The Company reserves the right to defer the payment of amounts withdrawn for a period not to exceed six months from the date written request for such withdrawal is received by the Company.

    A Participant may request a full surrender or partial withdrawal. A full surrender will result in a cash withdrawal payment equal to the Accumulation Account Value as of the date the request is received by the Company, plus or minus any applicable Market Value Adjustment, and less any applicable withdrawal charge. Upon a full surrender, the Contract will be canceled and no further benefits will be payable thereunder. A request for a partial withdrawal (i.e., a payment of an amount less than that paid under a full surrender) will reduce the Accumulation Account Value by the dollar amount of the cash withdrawal amount, plus or minus any applicable Market Value Adjustment and plus any applicable withdrawal charge. If a partial withdrawal is requested which would cause the Accumulation Account Value to be less than $1,000, such partial withdrawal will be treated as a full surrender. Any applicable Market Value Adjustment will be deducted from the Participant's Accumulation Account before the application of any withdrawal charge.

    In the case of a partial withdrawal, the Participant may instruct the Company as to the amounts to be withdrawn from the Accumulation Account. ALL CASH WITHDRAWALS, EXCEPT THOSE EFFECTIVE WITHIN 30 DAYS PRIOR TO THE EXPIRATION DATE OF A GUARANTEE AMOUNT OR THE WITHDRAWAL OF THE FREE WITHDRAWAL AMOUNT, WILL BE SUBJECT TO THE MARKET VALUE ADJUSTMENT.

    The Company, upon request, will advise the Participant of the amounts that would be payable in the event of a full surrender or partial withdrawal.

    The Company reserves the right to defer the payment of amounts withdrawn from the Fixed Account for a period not to exceed six months from the date written request for such withdrawal is received by the Company. The Company is not required to pay interest on amounts so deferred.

    Since the Qualified Contracts offered by this Prospectus will be issued in connection with retirement plans which meet the requirements of Sections 401, 403, 408, and 408A of the Internal Revenue Code, reference should be made to the terms of the particular retirement plan for any limitations or restrictions on cash withdrawals. For special restrictions applicable to withdrawals from Contracts used with Tax-Sheltered Annuities established pursuant to Section 403(b) of the Internal Revenue Code, see "Section 403(b) Annuities" below.

    A cash withdrawal under either a Qualified Contract or Non-Qualified Contract offered by this Prospectus also may result in a tax penalty. The tax consequences of a cash withdrawal payment under both Qualified Contracts and Non-Qualified Contracts should be carefully considered (See "Federal Tax Status").

WITHDRAWAL CHARGES

    No sales charges are deducted from the Purchase Payment. However, a withdrawal charge (contingent deferred sales charge), when applicable, will be assessed to reimburse the Company for certain expenses relating to the distribution of the Contracts, including commissions, costs of preparation of sales literature and other promotional costs and acquisition expenses. Cash withdrawals may result in a 10% tax penalty in addition to any withdrawal charge applicable under the Contracts (See "Federal Tax Status").

    A portion of the Accumulation Account Value may be withdrawn each year without imposition of any withdrawal charge, and after the Purchase Payment has been held by the Company for seven years it may be withdrawn free of any withdrawal charge. In addition, no withdrawal charge is assessed upon annuitization, upon payment of the death benefit or upon the transfer of Accumulation Account Value to a new Guarantee Period.

    The withdrawal charge is not assessed with respect to an Accumulation Account established for the personal account of an employee of the Company or of any of its affiliates, or of a licensed insurance agent engaged in distributing the Contracts, and the Company may waive the withdrawal charge with respect to a Purchase Payment derived from the surrender of other annuity contracts and/or certificates issued by the Company.

    All other full or partial withdrawals are subject to a withdrawal charge which will be applied in accordance with the applicable methodology described below:

    The applicable withdrawal charge will be determined on the following basis:

    (1) Free withdrawal amount: The free withdrawal amount in any Account Year is equal to the greater of 10% of that Account Year's beginning Accumulation Account Value or any amounts withdrawn to comply with any mandatory distribution requirements applicable to Qualified Contracts under federal law.

    (2) Amount subject to withdrawal charge: For a partial withdrawal or full surrender, the amount subject to a withdrawal charge is the amount of the partial withdrawal or full surrender less any of the current Account Year's remaining free withdrawal amount.

    (3) Withdrawal charge percentage: The withdrawal charge percentage varies according to the number of complete Account Years between the Account Year in which the Net Purchase Payment was credited to the Accumulation Account and the Account Year in which it is withdrawn.

    (4) Amount of withdrawal charge: The amount of the withdrawal charge is determined by multiplying the amount subject to a withdrawal charge by the applicable withdrawal charge percentage.

    No withdrawal charge is imposed upon amounts applied to purchase an annuity, except that certain annuities of less than ten years will incur a withdrawal charge.

    No withdrawal charge is imposed on amounts withdrawn on or after the later of (a) the end of the Initial Guarantee Period or (b) the end of the third Account Year.

AMOUNT OF WITHDRAWAL CHARGE

    The withdrawal charge percentage varies according to the number of complete Account Years between the Account Year in which the Purchase Payment was credited to the Accumulation Account and the Account Year in which it was withdrawn. The amount of the withdrawal charge is determined by multiplying the amount subject to the withdrawal charge by the withdrawal charge percentage, in accordance with the following table:

                    NUMBER OF COMPLETE
                      ACCOUNT YEARS     WITHDRAWAL CHARGE
                    ------------------  -----------------
                    0-1                         7%
                    2                           6%
                    3                           5%
                    4                           4%
                    5                           3%
                    6                           2%
                    7 or more                   0%

    In no event shall the aggregate withdrawal charges assessed against an Accumulation Account exceed 7% of the Purchase Payment made under a Contract (See the Appendix for examples of withdrawals, withdrawal charges and the Market Value Adjustment). The Company may, upon notice to the Owner of a Group Contract, modify the withdrawal charges, provided that such modification shall apply only to Participants' Accumulation Accounts established after the effective date of such modification (See "Modification").

SECTION 403(b) ANNUITIES

    The Internal Revenue Code imposes restrictions on cash withdrawals from Contracts used with Section 403(b) Annuities. In order for the Contracts to receive tax deferred treatment, the Contracts must provide that cash withdrawals of amounts attributable to salary reduction contributions (other than withdrawals of accumulation account value as of December 31, 1988 ("Pre-1989 Account Value")) may be made only when the Participant attains age 59 1/2, separates from service with the employer, dies or becomes disabled (within the meaning of Section 72(m)(7) of the Code). These restrictions apply to any growth or interest on or after January 1, 1989 on Pre-1989 Account Value, salary reduction contributions made on or after January 1, 1989, and any growth or interest on such contributions ("Restricted Account Value").

    Withdrawals of Restricted Account Value are also permitted in cases of financial hardship, but only to the extent of contributions; earnings on contributions cannot be withdrawn for hardship reasons. While specific rules defining hardship have not been issued by the Internal Revenue Service, it is expected that to qualify for a hardship distribution, the Participant must have an immediate and heavy bona fide financial need and lack other resources reasonably available to satisfy the need. Hardship withdrawals (as well as certain other premature withdrawals) will be subject to a 10% tax penalty, in addition to any withdrawal charge applicable under the Contract (See "Federal Tax Status"). Under certain circumstances the 10% tax penalty may not apply if the withdrawal is made to pay medical expenses.

    Under the terms of a particular Section 403(b) plan, the Participant may be entitled to transfer all or a portion of the Accumulation Account Value to one or more alternative funding options. Participants should consult the documents governing their plan and the person who administers the plan for information as to such investment alternatives.

    For information on the federal income tax withholding rules that apply to distributions from Qualified Contracts (including Section 403(b) Annuities), see "Federal Tax Status".

MARKET VALUE ADJUSTMENT

    Any cash withdrawal of a Guarantee Amount, other than a withdrawal effective within 30 days prior to the Expiration Date of the Guarantee Amount or the withdrawal of the free withdrawal amount, is subject to a Market Value Adjustment ("MVA"). (For this purpose, transfers, distributions on the death of a Participant and amounts applied to purchase an annuity are treated as cash withdrawals.) The MVA is applied to the amount being withdrawn which is subject to the MVA, before the deduction of any applicable withdrawal charge.

    The MVA reflects the relationship between the Current Rate (as defined below) for the Guarantee Amount being withdrawn and the Guaranteed Interest Rate applicable to the amount being withdrawn. It also reflects the time remaining in the applicable Guarantee Period. Generally, if the Guaranteed Interest Rate is lower than the applicable Current Rate, then the application of the MVA will result in a lower payment upon withdrawal. Similarly, if the Guaranteed Interest Rate is higher than the applicable Current Rate plus the "b factor" referenced below, if applicable, the application of the MVA results in a higher payment upon withdrawal.

    The MVA is determined by multiplying the amount being withdrawn before deduction of any applicable withdrawal charge by the market value adjustment factor.

    The market value adjustment factor for all Guarantee Periods, except Floating Rate Guarantee Periods is:

                                         N/12
                         1 + I
                      (  ---------   )         -1
                         1 + J + b

where,

    I is the Guaranteed Interest Rate currently being credited to the Accumulation Account,

    J is the Guaranteed Interest Rate declared by the Company, as of the date of the application of the MVA, for current allocations to Guarantee Periods equal to the balance of the current Guarantee Period, rounded to the next higher number of complete years (the "Current Rate"),

    b is a factor which the Company will determine for a Contract and which will not exceed 0.25%, and

    N is the number of complete months remaining in the current Guarantee
Period.

    In the determination of J, if the Company currently does not offer the applicable Guarantee Period, then the rate will be determined by linear interpolation of the current rates for Guarantee Periods that are available. If no Guarantee Periods are available to perform a linear interpolation, the Company will use an equitable method and will inform the appropriate state regulatory authority of such method.

    The market value adjustment factor for each Floating Rate Guarantee Period is:

                                             N/12
                           1 + F - X
                      (  -------------   )         -1
                         1 + F - Y + b

where,

    F is the Floating Rate currently being used in determining the Floating Rate Guarantee Period's Guaranteed Interest Rate;

    X is the Floating Rate Spread in effect during the current Floating Rate Guarantee Period,

    Y is the Floating Rate Spread, as of the date of the application of the MVA, for current allocations to new Floating Rate Guarantee Periods equal to the balance of the current Floating Rate Guarantee Period, rounded up to the next higher number of complete years,

    b is a factor which the Company will determine for a Contract and which will not exceed 0.25%, and

    N is the number of complete months remaining in the current Floating Rate Guarantee Period.

    In the determination of Y, if the Company currently does not offer the applicable Floating Rate Guarantee Period, then the rate will be determined by using the next longer Floating Rate Guarantee Period that is available. If the Company currently does not offer a longer Floating Rate Guarantee Period, the Company will determine, in an equitable manner and in its sole discretion, the value of Y.

    See Appendix for examples of the application of the MVA.

                                 DEATH BENEFIT

DEATH BENEFIT PROVIDED BY THE CONTRACT

    If the Participant dies while the Contract is in effect and prior to the Annuity Commencement Date, the Company will, upon receipt of Due Proof of Death of the Participant, pay a death benefit to the Beneficiary. If the Participant is not a natural person, the Annuitant is considered the "Participant" for purposes of the Death Benefit provided by the Contract. If there is no designated Beneficiary living on the date of death of the Participant, the Company will, upon receipt of Due Proof of Death of the Participant or the Beneficiary, if applicable, pay the death benefit in one sum to the estate of the deceased Participant. If the Annuitant dies on or after the Annuity Commencement Date, no death benefit will be payable under the Contract except as may be provided under the Annuity Option elected.

ELECTION AND EFFECTIVE DATE OF ELECTION

    During the lifetime of the Participant and prior to the Annuity Commencement Date, the Participant may elect to have the death benefit applied under one or more of the Annuity Options to effect a Fixed Annuity for the Beneficiary as Payee after the death of the Participant, provided that the Annuity Option chosen complies with Section 72(s) of the Code. If no election of a method of settlement of the death benefit by the Participant is in effect on the date of death of the Participant, the Beneficiary may elect (a) to receive the death benefit in the form of a single cash payment; or (b) to have the death benefit applied under one or more of the Annuity Options (on the Annuity Commencement Date described under "Payment of Death Benefit") to effect a Fixed Annuity for the Beneficiary as Payee. Either election described above may be made, or subsequently revoked, by filing with the Company at its Annuity Service Mailing Address, a written election or revocation of an election in such form as the Company may require. Any election or revocation of an election of a method of settlement of the death benefit by the Participant will become effective on the date it is received by the Company. For the purposes of the "Payment of Death Benefit" and "Amount of Death Benefit" sections below, any election of a method of settlement of the death benefit by the Participant which is in effect on the date of death of the Participant will be deemed effective on the date Due Proof of Death of the Participant is received by the Company. Any election of a method of settlement of the death benefit by the Beneficiary will become effective on the later of: (a) the date the election is received by the Company; or (b) the date Due Proof of Death of the Participant is received by the Company. If an election by the Beneficiary is not received by the Company within 60 days following the date Due Proof of Death of the Participant is received by the Company, the Beneficiary will be deemed to have elected a cash payment as of the last day of the 60 day period.

    In all cases, no Participant or Beneficiary shall be entitled to exercise any rights that would adversely affect the treatment of the Contract as an annuity contract under the Code. (See "Other Contractual Provisions--Death of Participant").

PAYMENT OF DEATH BENEFIT

    If the Owner has elected settlement under one or more of the Annuity Options, the Annuity Commencement Date will be the first day of the calendar month following the effective date or the deemed effective date of the election, and the Accumulation Account will be maintained in effect until the Annuity Commencement Date.

AMOUNT OF DEATH BENEFIT

    The death benefit is determined as of the effective date or deemed effective date of the death benefit election. If the Participant was age 85 or less on the Date of Coverage, the death benefit is equal to the greater of (1) the Accumulation Account Value on the Death Benefit Date; or (2) the amount which would have been payable in the event of a full surrender of the Contract on the Death Benefit Date. For the purposes of determining the amount payable under
(2), the Accumulation Account Value will be adjusted by the difference between
(2) and (1). If the Participant was age 86 or older on the Issue Date, the death benefit is equal to the amount which would have been payable in the event of a full surrender of the Contract on the Death Benefit Date, and the Accumulation Account Value will be adjusted to equal such amount.

                     HOW THE CONTRACT CHARGES ARE ASSESSED

    As more fully described below, charges under the Contract are assessed in two ways: (1) as deductions, if applicable, for premium taxes; and (2) as withdrawal charges (contingent deferred sales charges).

PREMIUM TAXES

    A deduction, when applicable, is made for premium taxes or similar state or local taxes. The amount of such applicable tax varies by jurisdiction and is subject to change by the legislature or other authority. In many jurisdictions, there is no premium tax at all. The Company believes that such premium taxes or similar taxes currently range from 0% to 3.5%. For more complete information, a tax adviser should be consulted. It is currently the policy of the Company to deduct the tax from the amount applied to provide an annuity at the time annuity payments commence. However, the Company reserves the right to deduct such taxes on or after the date they are incurred.

WITHDRAWAL CHARGES

    No deduction for sales charges is made from Purchase Payments. However, a withdrawal charge (contingent deferred sales charge) of up to 7% of certain amounts withdrawn, when applicable, will be used to cover certain expenses relating to the sale of the Contracts, including commissions paid to sales personnel, the costs of preparation of sales literature and other promotional costs and acquisition expenses. (See "Cash Withdrawals" and "Withdrawal Charges").

                               ANNUITY PROVISIONS

ANNUITY COMMENCEMENT DATE

    Annuity payments will begin on the Annuity Commencement Date which is selected by the Participant, as specified in the Application. The date selected by the Participant may not be sooner than the first day of the second calendar month following the Date of Coverage. This date may be changed by the Participant from time to time by written notice to the Company in such form as the Company may require, provided that notice of each change is received by the Company at least 30 days prior to the then current Annuity Commencement Date and the new Annuity Commencement Date is a date which is: (1) at least 30 days after the date notice of the change is received by the Company; (2) the first day of a month; and (3) not later than the first day of the first month following the Annuitant's 90th birthday, unless otherwise restricted, in the case of a Qualified Contract, by the particular retirement plan or by applicable law. If more than one person is named as Annuitant, due to the designation of a Co-Annuitant, the Annuity Commencement Date will be no later than the first day of the first month following the 90th birthday of the youngest of the named Annuitants. In most situations, current law requires that the Annuity Commencement Date under a Qualified Contract be no later than April 1 following the year the Annuitant reaches age 70 1/2 (or, for Qualified Contracts other than IRAs, no later than April 1 following the year the Annuitant retires, if later than the year the Annuitant reaches age 70 1/2), and the terms of the particular retirement plan may impose additional limitations. The Annuity Commencement Date may also be changed by an election of an Annuity Option as described in the "Death Benefit" section of this Prospectus.

    On the Annuity Commencement Date the Accumulation Account will be canceled and its adjusted value will be applied to provide an annuity under one or more of the options described below. No withdrawal charge will be imposed upon amounts applied to purchase an annuity; except that period certain annuities of less than ten years may incur a withdrawal charge. A Market Value Adjustment may apply, as noted under "Determination of Amount." NO PAYMENTS MAY BE REQUESTED UNDER THE CONTRACT'S CASH WITHDRAWAL PROVISIONS ON OR AFTER THE ANNUITY COMMENCEMENT DATE, AND NO CASH WITHDRAWAL WILL BE PERMITTED EXCEPT AS MAY BE AVAILABLE UNDER THE ANNUITY OPTION ELECTED.

    Since the Contracts offered by this Prospectus may be issued in connection with retirement plans which meet the requirements of Section 401, 403, 408, or 408A of the Internal Revenue Code, as well as certain non-qualified plans, reference should be made to the terms of the particular plan for any limitations or restrictions on the Annuity Commencement Date.

ELECTION--CHANGE OF ANNUITY OPTION

    During the lifetime of the Participant and prior to the Annuity Commencement Date, the Participant may elect to have the adjusted value of the Accumulation Account applied on the Annuity Commencement Date under one or more of the Annuity Options described below [to effect a Fixed Annuity for the Beneficiary as Payee after the death of the Participant, provided that the Annuity Option chosen complies with Section 72(s) of the Code]. If more than one person is named as Annuitant, due to the designation of a Co-Annuitant, the Participant may choose to name one of such persons to be the sole Annuitant as of the Annuity Commencement Date. This election may be made or subsequently changed by filing with the Company at its Annuity Service Mailing Address, a written election or change of election in such form as the Company may require. Any such election or change of election will become effective on the date it is received by the Company. [Any election by the Participant of a method of settlement of the death benefit that is in effect on the date of the Participant's death will be deemed effective on the date Due Proof of Death of the Participant is received by the Company.]

    If no election of a method of settlement of the death benefit by the Participant is in effect on the date of death of the Participant, the Beneficiary may elect (a) to receive the death benefit in the form of a cash payment, in which event this Contract will be canceled, or (b) to have the death benefit applied under one or more of the Annuity Options a Fixed Annuity for the Beneficiary as Payee. In no event shall any method of settlement be exercised which would violate the mandatory distribution requirements of Section 72(s) of the Code. Additional options available if the designated Beneficiary is the surviving spouse are described above under "Death Benefit Provided by the Contract."

    The election of a method of settlement may be made by filing with the Company at its Annuity Service Mailing Address, a written election in such form as the Company may require. Any written election of a method of settlement of the death benefit by the Beneficiary will become effective on the later of (a) the date the election is received by the Company, or (b) the date Due Proof of Death of the Participant is received by the Company. If a written election of a method of settlement by the Beneficiary is not received by the Company within 60 days following the date Due Proof of Death of the Participant is received by the Company, the Company will make a cash payment to the Beneficiary as of the last day of such 60 day period and this Contract will be canceled upon such payment.

    Annuity Options may also be elected by the Participant or the Beneficiary as provided in the "Death Benefit" section of this Prospectus.

    Reference should be made to the terms of a particular retirement plan and any applicable legislation for any limitations or restrictions on the options which may be elected.

    NO CHANGE OF ANNUITY OPTION IS PERMITTED AFTER THE ANNUITY COMMENCEMENT
DATE.

ANNUITY OPTIONS

    No lump sum settlement option is available under the Contract. The Participant may surrender a Contract prior to the Annuity Commencement Date; however, any applicable surrender charge will be deducted from the cash withdrawal payment and a Market Value Adjustment, if applicable, will be applied.

    Annuity Option A. Life Annuity: Monthly payments during the lifetime of the Payee. This option offers a higher level of monthly payments than Annuity Options B or C because no further payments are payable after the death of the Payee and there is no provision for a death benefit payable to a Beneficiary.

    Annuity Option B. Life Annuity with 60, 120, 180 or 240 Monthly Payments
Certain: Monthly payments during the lifetime of the Payee and in any event for 60, 120, 180 or 240 months certain as elected. The election of a longer period certain results in smaller monthly payments than would be the case if a shorter period certain were elected. In the event of the death of the Payee under this option, the Contract provides that if there is no designated beneficiary entitled to the remaining payments then living, the discounted value of the remaining payments, if any, will be calculated and paid in one sum to the deceased Payee's estate. In addition, any beneficiary who becomes entitled to any remaining payments under this option may elect to receive the amounts due under this option in one sum. The discounted value for variable annuity payments will be based on interest compounded annually at the assumed interest rate, which will not be less than 3% per year. The discounted value for payments being made on a fixed basis will be based on the interest rate initially used by the Company to determine the amount of each payment.

    Annuity Option C. Joint and Survivor Annuity: Monthly payments payable during the joint lifetime of the Payee and a designated second person and during the lifetime of the survivor. During the lifetime of the survivor, variable monthly payments, if any, will be determined using the percentage chosen at the time of election of this option of the number of the fixed monthly payment payable during the joint lifetime of the Payee and the designated second person.

    Annuity Option D. Monthly Payments for a Specified Period Certain: Monthly payments for a specified period of time (at least five years but not exceeding 30 years), as elected. In the event of the death of the Payee under this option, the Contract provides that, as described under Annuity Option B above, in certain circumstances the discounted value of the remaining payments, if any, will be calculated and paid in one sum.

DETERMINATION OF ANNUITY PAYMENTS

    On the Annuity Commencement Date the Accumulation Account will be canceled and its adjusted value will be applied to provide a Fixed Annuity. The adjusted value will be equal to the Accumulation Account Value on the date immediately preceding the Annuity Commencement Date, plus or minus any applicable Market Value Adjustment and minus any applicable premium or similar taxes. Amounts applied to provide period certain annuities of less than ten years will also be reduced by any applicable withdrawal charges.

    If the amount to be applied under any annuity option is less than $2,000, or if the first annuity payment payable in accordance with such option is less than $20, the Company will pay the amount to be applied in a single payment to the Payee.

FIXED ANNUITY PAYMENTS

    The dollar amount of each fixed annuity payment will be determined in accordance with the Annuity Payment Rates found in the Contract which are based on the Minimum Average Interest Rate specified in the applicable Contract (at least 3% per year), or, if more favorable to the Payee(s), in accordance with the Annuity Payment Rates published by the Company and in use on the Annuity Commencement Date.

    In the event of the death of the Payee on or after the Annuity Commencement Date, the Company will pay any remaining payments under any Annuity Option then in effect to the Payee's designated beneficiary, if then living, as they become due. If there is no such designated beneficiary entitled to any remaining payments under an Annuity Option, the Company will pay the discounted value of such remaining payments, in one sum, to the deceased Payee's estate. Any Beneficiary who becomes entitled to any such remaining payments may elect to receive the discounted value of the remaining payments in one sum. In the event of the death of the Beneficiary who has become entitled to receive any remaining payments under an Annuity Option, the Company will pay the discounted value of such remaining payments, in one sum, to the deceased Beneficiary's estate. All payments made in one lump sum by the Company are made in lieu of paying any remaining payments under the Annuity Option then in effect.

ANNUITY PAYMENT RATES

    The Contract contains Annuity Payment Rates for each Annuity Option described in this Prospectus. The rates show, for each $1,000 applied, the dollar amount of: the monthly fixed annuity payment, when this payment is based on the Minimum Average Interest Rate (at least 3% per year).These rates may be changed by the Company with respect to Accumulation Accounts established after the effective date of such change (See "Modification").

    The annuity payment rates may vary according to the Annuity Option elected and the adjusted age of the Payee. The Contract also describes the method of determining the adjusted age of the Payee. The mortality table used in determining the annuity payment rates for Options A, B and C is the 1983 Individual Annuitant Mortality Table.

                           OTHER CONTRACT PROVISIONS

DESIGNATION AND CHANGE OF BENEFICIARY

    The Beneficiary designation contained in the Application will remain in effect until changed.

    Subject to the rights of an irrevocably designated Beneficiary, the designation of a Beneficiary may be changed or revoked. Any change or revocation must be filed with the Company in such form as the Company may require. The change or revocation will not be binding upon the Company until it is received by the Company. When it is so received, the change or revocation will be effective as of the date on which the Beneficiary designation or revocation was signed, but the change or revocation will be without prejudice to the Company on account of any payment made or any action taken by the Company before the Company receives the change or revocation.

    Reference should be made to the terms of a particular retirement plan and any applicable legislation for any restrictions on the Beneficiary designation.

EXERCISE OF CONTRACT RIGHTS

    An Individual Contract shall belong to the individual Participant to whom the Contract is issued. A Group Contract shall belong to the Owner. In the case of a Group Contract, all Contract rights and privileges may be expressly reserved by the Owner, failing which, each Participant shall be entitled to exercise such rights and privileges. In any case, such rights and privileges can be exercised without the consent of the Beneficiary (other than an irrevocably designated Beneficiary) or any other person. Such rights and privileges may be exercised only during the lifetime of the Participant and prior to the Annuity Commencement Date, except as otherwise provided in the Contract.

    The Annuitant becomes the Payee on and after the Annuity Commencement Date. The Beneficiary becomes the Payee on the death of the Annuitant. Such Payees may thereafter exercise such rights and privileges, if any, of ownership which continue.

CHANGE OF OWNERSHIP

    Ownership of a Qualified Contract may not be transferred except to: (1) the Annuitant; (2) a trustee or successor trustee of a pension or profit sharing trust which is qualified under Section 401 of the Internal Revenue Code; (3) the employer of the Annuitant, provided that the Qualified Contract after transfer is maintained under the terms of a retirement plan qualified under Section 403(a) of the Internal Revenue Code for the benefit of the Annuitant; (4) the trustee of an individual retirement account plan qualified under

Section 408 of the Internal Revenue Code for the benefit of the Participants under a Group Contract; or (5) as otherwise permitted from time to time by laws and regulations governing the retirement or deferred compensation plans for which a Qualified Contract may be issued. Subject to the foregoing, a Qualified Contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than the Company.

    The Owner of a Non-Qualified Contract may change the ownership of the Contract prior to the Annuity Commencement Date; and each Participant, in like manner, may change the ownership interest in a Contract. A change of ownership will not be binding upon the Company until written notification is received by the Company. When such notification is so received, the change will be effective as of the date on which the request for change was signed by the Owner or Participant, as appropriate, but the change will be without prejudice to the Company on account of any payment made or any action taken by the Company prior to receiving the change.

DEATH OF PARTICIPANT

    If a Participant under a Non-Qualified Contract dies prior to the Annuity Commencement Date, the greater of (1) the Accumulation Account Value on the Death Benefit Date; or (2) the amount which would have been payable in the event of a full surrender of the Contract on the Death Benefit Date, must be distributed to the "designated beneficiary" (as defined below) either (1) within five years after the date of death of the Participant, or (2) as an annuity over some period not greater than the life or expected life of the designated beneficiary, with annuity payments beginning within one year after the date of death of the Participant. For this purpose (and for purposes of Section 72(s) of the Internal Revenue Code), the person named as Beneficiary shall be considered the designated beneficiary, and if no person then living has been so named, then the Annuitant shall automatically be the designated beneficiary. If the designated beneficiary is the surviving spouse of the deceased Participant, the spouse can elect to continue the Contract in the spouse's own name as Participant, in which case these mandatory distribution requirements will apply on the spouse's death.

    When the deceased Participant was also the Annuitant, the Death Benefit provision of the Contract controls unless the deceased Participant's surviving spouse is the designated beneficiary and elects to continue the Contract in the spouse's own name as both Participant and Annuitant.

    If the Payee dies on or after the Annuity Commencement Date and before the entire accumulation under such Participant's Accumulation Account has been distributed, the remaining portion of such Participant's Accumulation Account, if any, must be distributed at least as rapidly as the method of distribution then in effect.

    In any case in which a non-natural person constitutes a holder of the Certificate for the purposes of Section 72(s) of the Internal Revenue Code, (1) the distribution requirements described above shall apply upon the death of any Annuitant, and (2) a change in any Annuitant shall be treated as the death of an Annuitant.

    In all cases, no Participant or Beneficiary shall be entitled to exercise any rights that would adversely affect the treatment of the Contract as an annuity contract under the Internal Revenue Code.

    Any distributions upon the death of a Participant under a Qualified Contract will be subject to the laws and regulations governing the particular retirement or deferred compensation plan in connection with which the Qualified Contract was issued.

PERIODIC REPORTS

    During the Accumulation Period the Company will send to the Participant, or such other person having voting rights, at least once during each Account Year, a statement showing the value of the Accumulation Account. Such statement shall be accurate as of a date not more than two months previous to the date of mailing. The Company will also send such statements reflecting transactions in the Participant's Accumulation Account as may be required by applicable laws, rules and regulations.

    These periodic statements contain important information concerning the Participant's Accumulation Account transactions with respect to a Contract. It is the obligation of the Participant to review each such statement carefully and to report to the Company, at the address or telephone number provided on the statement, any errors or discrepancies in the information presented therein within 60 days of the date of such statement. Unless the Company receives notice of any such error or discrepancy from the Participant within such time period, the Company may not be responsible for correcting the error.

MODIFICATION

    Upon notice to the Participant, in the case of an Individual Contract, and the Owner and Participant(s), in the case of a Group Contract (or the Payee(s) during the annuity period), the Contract may be modified by the Company if such modification: (i) is necessary to make the Contract comply with any law or regulation issued by a governmental agency to which the Company is subject; or
(ii) is necessary to assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or annuity contracts; or (iii) provides additional fixed accumulation options; or (iv) as may otherwise be in the best interests of Owners or Participants, as applicable. In the event of any such modification, the Company may make appropriate endorsement in the Contract to reflect such modification.

    In addition, upon notice to the Owner, a Group Contract may be modified by the Company to change the withdrawal charges, the tables used in determining the amount of the first monthly variable annuity and fixed annuity payments and the formula used to calculate the Market Value Adjustment, provided that such modification shall apply only to Accumulation Accounts established after the effective date of such modification. In order to exercise its modification rights in these particular instances, the Company must notify the Owner of such modification in writing. The notice shall specify the effective date of such modification which must be at least 60 days following the date of mailing of the notice of modification by the Company. All of the charges and the annuity tables which are provided in the Group Contract prior to any such modification will remain in effect permanently, unless improved by the Company, with respect to Accumulation Accounts established prior to the effective date of such modification.

DISCONTINUANCE OF NEW PARTICIPANTS

    The Company, by giving 30 days' prior written notice to the Owner, may limit or discontinue the acceptance of new Applications and the issuance of new Certificates under a Group Contract. Such limitation or discontinuance shall have no effect on rights or benefits with respect to any Accumulation Accounts established under such Group Contract prior to the effective date of such limitation or discontinuance.

RIGHT TO RETURN

    If the Participant is not satisfied with the Contract, the Contract may be returned by mailing it to the Company at the Annuity Service Mailing Address on the cover of this Prospectus, within ten days after it was delivered to the Participant. Upon receiving the returned Contract, the Company will cancel it and the Participant's Accumulation Account Value at the end of the Valuation Period during which the Contract was received by the Company will be refunded to the Participant. However, if applicable state law so requires, the full amount of any Purchase Payment(s) received by the Company will be refunded, the "free look" period may be greater than ten days and alternative methods of returning the Contract may be acceptable.

    With respect to Individual Retirement Accounts, under the Internal Revenue Code a Participant establishing an Individual Retirement Account ("IRA") must be furnished with a disclosure statement containing certain information about the Contract and applicable legal requirements. This statement must be furnished on or before the date the IRA is established. If the Participant is furnished with such disclosure statement before the seventh day preceding the date the IRA is established, the Participant will not have any right of revocation. If the disclosure statement is furnished after the seventh day preceding the establishment of the IRA, then the Participant may give a notice of revocation to the Company at any time within seven days after the date on which the Contract becomes effective. Upon such revocation, the Company will refund the Purchase Payment made by the Participant. The foregoing right of revocation with respect to an IRA is in addition to the return privilege set forth in the preceding paragraph. The Company will allow a Participant establishing an IRA a "ten day free-look," notwithstanding the provisions of the Internal Revenue Code.

                               FEDERAL TAX STATUS

INTRODUCTION

    The Contracts described in this Prospectus are designed for use by personal retirement plans and employer, association and other group retirement plans under the provisions of Sections 401 (including Section 401(k)), 403, 408(b), 408(c), 408(k), 408(p) and 408A of the Internal Revenue Code (the "Code"), as well as non-qualified retirement plans. As noted above, the Company may begin offering Participants under Contracts used in connection with individual retirement plans under Section 408 the opportunity to convert the Contracts into Contracts used in connection with Roth IRAs under Section 408A, and may also begin offering new Contracts for use in connection with Roth IRAs. The ultimate effect of federal income taxes may depend upon the type of retirement plan for which the Contract is purchased and a number of different factors. This discussion is general in nature, is based upon the Company's understanding of current federal income tax laws, and is not intended as tax advice. Congress has the power to enact legislation affecting the tax treatment of annuity contracts, and such legislation could be applied retroactively to Contracts purchased before the date of enactment. Also, because the Code is not in force in the Commonwealth of Puerto Rico, some references in this discussion will not apply to Contracts issued in Puerto Rico. Any person contemplating the purchase of a Contract should consult a qualified tax adviser. THE COMPANY DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS, FEDERAL, STATE OR LOCAL, OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS.

TAX TREATMENT OF THE COMPANY

    The Company is taxed as a life insurance company under the Code.

TAXATION OF ANNUITIES IN GENERAL

    Purchase Payments made under Non-Qualified Contracts are not deductible from the Participant's income for federal income tax purposes. Participants under Qualified Contracts should consult a tax adviser regarding the tax treatment of Purchase Payments.

    Generally, no taxes are imposed on the increase in the value of a Contract until a distribution occurs, either as an annuity payment or as a cash withdrawal or lump-sum payment prior to the Annuity Commencement Date. However, corporate Owners and Participants and other Owners and Participants that are not natural persons are subject to current taxation on the annual increase in the value of a Non-Qualified Contract, unless the non-natural person holds the Contract as agent for a natural person (such as where a bank or other entity holds a Contract as trustee under a trust agreement). This current taxation of annuities held by non-natural persons does not apply to earnings accumulated under an immediate annuity, which the Code defines as a single premium contract with an annuity commencement date within one year of the date of purchase. Also, the Internal Revenue Service could assert that Owners or Participants under both Qualified Contracts and Non-Qualified Contracts annually receive and are subject to tax on a deemed distribution equal to the cost of any life insurance benefit provided by the Contracts.

    The following discussion applies both with respect to Individual Contracts and Group Contracts. Because the Code is unclear in its application to a group annuity contract where the Owner is distinct from the individuals who receive the Contract benefits, the discussion as applied to the Group Contracts is the Company's best understanding of the operation of the Code in the context of group contracts. However, Owners and Participants should consult a qualified tax adviser.

    A partial cash withdrawal (that is, a withdrawal of less than the entire Accumulation Account Value) under a Non-Qualified Contract before the Annuity Commencement Date is treated first as a withdrawal from the increase in the Accumulation Account Value, rather than as a return of Purchase Payments. The amount of the withdrawal allocable to this increase will be includible in the Participant's income and subject to tax at ordinary income rates. If part or all of an Accumulation Account Value is assigned or pledged as collateral for a loan, the amount assigned or pledged must be treated as if it were withdrawn from the Contract.

    In the case of annuity payments under a Non-Qualified Contract after the Annuity Commencement Date, a portion of each payment is treated as a nontaxable return of Purchase Payments. The nontaxable portion is determined by applying to each annuity payment an "exclusion ratio," which, in general, is the ratio that the total amount the Participant paid for the Contract bears to the Payee's expected return under the Contract. The remainder of the payment is taxable at ordinary income rates.

    The total amount that a Payee may exclude from income through application of the "exclusion ratio" is limited to the amount the Participant paid for the Contract. If the Annuitant survives for his full life expectancy, so that the Payee recovers the entire amount paid for the Contract, any subsequent annuity payments will be fully taxable as income. Conversely, if the Annuitant dies before the Payee recovers the entire amount paid, the Payee will be allowed a deduction for the amount of unrecovered Purchase Payments.

    Taxable cash withdrawals and lump-sum payments from Non-Qualified Contracts may be subject to a penalty tax equal to 10% of the amount treated as taxable income. This 10% penalty also may apply to certain annuity payments. This penalty will not apply in certain circumstances (such as where the distribution is made upon the death of the Participant). The withdrawal penalty also does not apply to distributions under an immediate annuity (as defined above).

    In the case of a Qualified Contract, distributions generally are taxable and distributions made prior to age 59 1/2 are subject to a 10% penalty tax, although this penalty tax will not apply in certain circumstances. Certain distributions, known as "eligible rollover distributions," if rolled over to certain other qualified retirement plans (either directly or after being distributed to the Participant or Payee), are not taxable until distributed from the plan to which they are rolled over. In general, an eligible rollover distribution is any taxable distribution other than a hardship distribution or a distribution that is part of a series of payments made for life or for a specified period of ten years or more. Owners, Participants, Annuitants, Payees and Beneficiaries should seek qualified advice about the tax consequences of distributions, withdrawals, rollovers and payments under the retirement plans in connection with which the Contracts are purchased.

    If the Participant under a Non-Qualified Contract dies, the value of the Contract generally must be distributed within a specified period (See "Other Contractual Provisions--Death of Participant"). For Contracts owned by non-natural persons, a change in the Annuitant is treated as the death of the Participant.

    A purchaser of a Qualified Contract should refer to the terms of the applicable retirement plan and consult a tax adviser regarding distribution requirements upon the death of the Participant.

    A transfer of a Non-Qualified Contract by gift (other than to the Participant's spouse) is treated as the receipt by the Participant of income in an amount equal to the Accumulation Account Value minus the total amount paid for the Contract.

    The Company will withhold and remit to the U.S. Government a part of the taxable portion of each distribution made under a Non-Qualified Contract or under a Qualified Contract issued for use with an individual retirement account unless the Participant or Payee provides his or her taxpayer identification number to the Company and notifies the Company (in the manner prescribed) before the time of the distribution that he or she chooses not to have any amounts withheld.

    In the case of distributions from a Qualified Contract (other than distributions from a Contract issued for use with an individual retirement account), the Company or the plan administrator must withhold and remit to the U.S. Government 20% of each distribution that is an eligible rollover distribution (as defined above) unless the Participant or Payee elects to make a direct rollover of the distribution to another qualified retirement plan that is eligible to receive the rollover. If a distribution from a Qualified Contract is not an eligible rollover distribution, then the Participant or Payee can choose not to have amounts withheld as described above for Non-Qualified Contracts and Qualified Contracts issued for use with individual retirement accounts.

    Amounts withheld from any distribution may be credited against the Participant's or Payee's federal income tax liability for the year of the distribution.

    THE FOLLOWING INFORMATION SHOULD BE CONSIDERED ONLY WHEN AN IMMEDIATE ANNUITY CONTRACT AND A DEFERRED ANNUITY CONTRACT ARE PURCHASED TOGETHER: The Company understands that the Treasury Department is in the process of reconsidering the tax treatment of annuity payments under an immediate annuity contract (as defined above) purchased together with a deferred annuity contract. The Company believes that any adverse change in the existing tax treatment of such immediate annuity contracts is likely to be prospective, that is, it would not apply to contracts issued before such a change is announced. However, there can be no assurance that any such change, if adopted, would not be applied retroactively.

QUALIFIED RETIREMENT PLANS

    The Qualified Contracts described in this Prospectus are designed for use with several types of qualified retirement plans. The tax rules applicable to participants in such qualified retirement plans vary according to the type of plan and its terms and conditions. Therefore, no attempt is made herein to provide more than general information about the use of the Qualified Contracts with the various types of qualified retirement plans. Participants under such plans as well as Owners, Annuitants, Payees and Beneficiaries are cautioned that the rights of any person to any benefits under these plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Qualified Contracts issued in connection therewith. These terms and conditions may include restrictions on, among other things, ownership, transferability, assignability, contributions and distributions. Any person contemplating the purchase of a Qualified Contract should consult a qualified tax adviser. In addition, Owners, Participants, Payees, Beneficiaries and administrators of qualified retirement plans should consider and consult their tax adviser concerning whether the death benefit payable under the Contract affects the qualified status of their retirement plan. Following are brief descriptions of various types of qualified retirement plans and the use of the Qualified Contracts in connection therewith.

PENSION AND PROFIT-SHARING PLANS

    Sections 401(a), 401(k) and 403(a) of the Code permit business employers and certain associations to establish various types of retirement plans for employees. The Tax Equity and Fiscal Responsibility Act of 1982 eliminated most differences between qualified retirement plans of corporations and those of self-employed individuals. The Contract may be purchased by those who would have been covered under the rules governing old H.R. 10 (Keogh) Plans as well as by corporate plans. Such retirement plans may permit the purchase of the Qualified Contracts to provide benefits under the plans. Employers intending to use the Qualified Contracts in connection with such plans should seek qualified advice in connection therewith.

TAX-SHELTERED ANNUITIES

    Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain limitations, exclude the amount of purchase payments from gross income for tax purposes. These annuity contracts are commonly referred to as "Tax-Sheltered Annuities." Purchasers of the Qualified Contracts for such purposes should seek qualified advice as to eligibility, limitations on permissible amounts of Purchase Payments and tax consequences of distributions (See "Section 403(b) Annuities").

INDIVIDUAL RETIREMENT ACCOUNTS

    Sections 219 and 408 of the Code permit eligible individuals to contribute to an individual retirement program, including Simplified Employee Pension Plans, Employer/Association of Employees Established Individual Retirement Account Trusts, and Simple Retirement Accounts, known as an Individual Retirement Account ("IRA"). These IRAs are subject to limitations on the amount that may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from some other types of retirement plans may be placed on a tax-deferred basis in an IRA. Sales of the Contracts for use with IRAs may be subject to special requirements imposed by the Internal Revenue Service. Purchasers of the Contracts for such purposes will be provided with such supplementary information as may be required by the Internal Revenue Service or other appropriate agency, and will have the right to revoke the Contract under certain circumstances as described in the section of this Prospectus entitled "Right to Return Contract."

ROTH IRAS

    Section 408A of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a regular IRA under Section 408 of the Code, contributions to a Roth IRA are not made on tax-deferred basis, but distributions are tax-free if certain requirements are satisfied. Like regular IRAs, Roth IRAs are subject to limitations on the amount that may be contributed and the time when distributions may commence. A regular IRA may be converted into a Roth IRA, and the resulting income may be spread over four years if the conversion occurs before January 1, 1999. If and when Contracts are made available for use with Roth IRAs, they may be subject to special requirements imposed by the Internal Revenue Service. Purchasers of the Contracts for this purpose will be provided with such supplementary information as may be required by the Internal Revenue Service or other appropriate agency.

                        ADMINISTRATION OF THE CONTRACTS

    The Company performs certain administrative functions relating to the Contracts and the Accumulation Accounts. These functions include, but are not limited to, maintaining records of the name, address, taxpayer identification number, Contract number, Accumulation Account number and type, the status of each Accumulation Account and other pertinent information necessary to the administration and operation of the Contracts; processing Applications, the Purchase Payment, transfers and full and partial surrenders; issuing Contracts and Certificates; administering annuity payments; furnishing accounting and valuation services; reconciling and depositing cash receipts; providing confirmations; providing toll-free customer service lines; and furnishing telephonic transfer services.

                         DISTRIBUTION OF THE CONTRACTS

    The offering of the Contracts is continuous. The Contracts will be sold by licensed insurance agents in those states where the Contracts may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the General Distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481, a wholly-owned subsidiary of the Company. Clarendon is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Clarendon also acts as the general distributor of certain other annuity contracts issued by the Company and its wholly-owned subsidiary, Sun Life Insurance and Annuity Company of New York, and variable life insurance contracts issued by the Company. Commissions and other distribution compensation will be paid by the Company and will not be more than
    % of the Purchase Payment. In addition, after the first Account Year, broker-dealers who have entered into distribution agreements with the Company
may receive an annual renewal commission of no more than     % of the
Accumulation Account Value. In addition to commissions, the Company may, from time to time, pay or allow additional promotional incentives, in the form of cash or other compensation. In some instances, such other incentives may be offered only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of the Contracts or other contracts offered by the Company. Commissions will not be paid with respect to Accumulation Accounts established for the personal account of employees of the Company or any of its affiliates, or of persons engaged in the distribution of the Contracts, or of immediate family members of such employees or persons. In addition, commissions may be waived or reduced in connection with certain transactions described under "Waivers, Reduced Charges; Credits; Bonus Guaranteed Interest Rates."

                    ADDITIONAL INFORMATION ABOUT THE COMPANY

SELECTED FINANCIAL DATA

    The following selected financial data for the Company should be read in conjunction with the statutory financial statements of the Company and notes thereto included in this Prospectus beginning on page 38.

                        FOR THE QUARTER                    FOR THE YEARS ENDED DECEMBER 31,
                             ENDED       --------------------------------------------------------------------
                         JUNE 30, 1998       1997          1996          1995          1994          1993
                        ---------------  ------------  ------------  ------------  ------------  ------------
                                                             (IN 000'S)
Revenues
  Premiums, annuity
   deposits and other
   revenue............   $   1,133,302   $  2,513,741  $  2,131,939  $  1,883,901  $  1,997,525  $  2,443,310
  Net investment
   income and realized
   gains..............         154,036        301,524       312,870       315,966       312,583       311,322
                        ---------------  ------------  ------------  ------------  ------------  ------------
                             1,287,338      2,815,265     2,444,809     2,199,867     2,310,108     2,754,632
                        ---------------  ------------  ------------  ------------  ------------  ------------
Benefits and expenses
  Policyholder
   benefits...........         855,349      2,469,215     2,149,145     1,995,208     2,102,290     2,515,320
  Other expenses......         365,440        206,066       175,342       150,937       186,892       232,365
                        ---------------  ------------  ------------  ------------  ------------  ------------
                             1,220,789      2,675,281     2,324,487     2,146,145     2,289,182     2,747,685
                        ---------------  ------------  ------------  ------------  ------------  ------------
Operating gain........          46,641        139,984       120,322        53,722        20,926         6,947
Federal income tax
  expense (benefit)...          14,554         10,742        (2,702)       17,807        19,469         3,691
                        ---------------  ------------  ------------  ------------  ------------  ------------
Net income............   $      35,202   $    129,242  $    123,024  $     35,915  $      1,457  $      3,256
                        ---------------  ------------  ------------  ------------  ------------  ------------
                        ---------------  ------------  ------------  ------------  ------------  ------------
Assets................   $  17,185,798   $ 15,927,045  $ 13,621,952  $ 12,359,683  $ 10,117,822  $  9,179,090
                        ---------------  ------------  ------------  ------------  ------------  ------------
                        ---------------  ------------  ------------  ------------  ------------  ------------
Surplus notes.........   $     565,000   $    565,000  $    315,000  $    650,000  $    335,000  $    335,000
                        ---------------  ------------  ------------  ------------  ------------  ------------
                        ---------------  ------------  ------------  ------------  ------------  ------------

See Note 1 to financial statements for the effect of the reinsurance agreements on net income.

See Note 1 to financial statements for changes in accounting principles and reporting.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS

FINANCIAL CONDITION
JUNE 30, 1998

ASSETS

    The general account invested assets declined by $390.3 million for the six months ended June 30, 1998 due to maturities of pension and annuity contracts exceeding fixed annuity sales net of dollar cost averaging transfers to the separate accounts. The decrease in cash was due to the deployment of the $250 million proceeds from surplus notes issued in December 1997 and the payment of a $46 million dividend to the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc. ("Life Holdco") and a short term note repayment of $110 million to Sun Life Assurance Company of Canada (U.S.)-Operations Holdings, Inc. ("U.S. Holdco").

    The Company's bond holdings consist of a diversified portfolio of both public and private issues. It is the Company's policy to acquire only investment grade securities and the overall quality of the bond portfolio remains high. At June 30, 1998, 4.9% of the Company's bond holdings were rated below investment grade (i.e. below NAIC rating "1" or "2").

    The mortgage loan portfolio of $587.3 million at June 30, 1998 represents 19.2% of cash and invested assets, slightly down from 19.8% at December 31, 1997. The Company underwrites commercial mortgages with a maximum loan to value ratio of 75%. The Company, as a rule, invests in properties that are almost fully leased. The portfolio is diversified by region and type. The level of arrears in the portfolio remains substantially below the industry average. At June 30, 1998, the Company's portfolio did not contain any mortgage loans which were 60 days or more in arrears.

LIABILITIES

    The majority of the Company's liabilities consist of reserves for life insurance and annuity contracts and deposit funds. The liability for premium and other deposits continues to decline due to net maturities exceeding sales of the fixed contracts associated with these liabilities. During the first quarter of 1998 the Company repaid its $110 million short-term note payable to U.S. Holdco.

CAPITAL AND SURPLUS

    The total capital stock and surplus of the Company at June 30, 1998 was $817.1 million. The Company's management considers its surplus position to be adequate.

    During the second quarter of 1998 the Company declared a dividend of $50.0 million to Life Holdco, of which $46.0 million has been paid to date.

LIQUIDITY

    The Company's cash inflow consists primarily of premiums on insurance and annuity products, income from investments, repayments of investment principal and sales of investments. The Company's cash outflow is primarily to meet death and other maturing insurance and annuity contract obligations, to pay out on contract terminations, to fund investment commitments and to pay normal operating expenses and taxes. Cash outflows are met from the normal net cash inflows.

    The Company segments its general account business internally in order to better manage projected cash inflows and outflows within each segment. Targets for money market holdings are established for each segment, which in the aggregate meet the day to day cash needs of the Company. If greater liquidity is required, government issued bonds, which are highly liquid, are sold to provide necessary funds. Government and publicly traded bonds comprise 56% of the Company's long-term bond holdings.

    Management believes that the Company's sources of liquidity are more than adequate to meet its anticipated needs.

RESULTS OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 1998 AND 1997

NET INCOME

    Net income from operations after dividends and before federal income taxes decreased by $18.4 million from $65.0 to $46.6 million, for the six months ended June 30, 1998 as compared to the same period in 1997. Earnings from the Company's surplus investment in subsidiaries decreased by $19.6 million primarily due to the transfer of the investment in Massachusetts Financial Services Company ("MFS") to the Company's parent via a dividend in December 1997. Dividends from other subsidiaries increased by $2.4 million in 1998 as compared to 1997 while results of operations for the same period in 1997 included dividends from MFS of $22.0 million. Net income associated with the reinsurance agreements with SLOC decreased by $3.7 million in 1998 due to increased death claims. Prior to reinsurance, earnings from the life line of business remained relatively flat. The remaining earnings increase of approximately $4.9 million is attributed to the Company's retirement products and services lines of business, which markets combination fixed/variable annuities. This increase in earnings reflects profits being generated from the large in-force block of annuity business held in both the general account and the separate accounts. The strong market performance of the separate accounts in 1997 and the first half of 1998 coupled with strong sales generated a significant increase in mortality and expense fees, which are calculated as a percentage of net assets. The net assets held in the unitized separate accounts increased by over 34% at the beginning of 1998 as compared to the same period in 1997. These additional fees cover the increased general expenses associated with growing the business. In addition, decreased sales in 1998 result in lower strain which contributes to the increased earnings.

INCOME

    Total income decreased $180.5 million for the period ended June 30, 1998 as compared to the same period in 1997. During 1997 the Company introduced a new variable life insurance product which resulted in an increase of $9.9 million of premiums and annuity considerations during 1998. Reinsurance had the effect of increasing income by approximately $7.6 million due to increased interest income on the funds withheld. Deposits from sales of combination fixed/variable annuities decreased by $164.5 million, reflecting the heightened competition of the dollar cost averaging program for annuities. Several other insurance companies offer similar programs to that of the Company's and some offer bonus rates of interest in excess of those offered by the Company. Under the dollar cost averaging program, deposits are made into the fixed portion of the annuity contract and receive a bonus rate of interest for the policy year. During the year, the fixed deposit is exchanged to the variable portion of the contract in equal periodic installments. Net investment income and amortization of the interest maintenance reserve decreased by $41.1 million due to a decline in general account invested assets, an increase in interest expense from surplus notes of $7.6 million and a decrease of $19.6 million in dividends from subsidiaries. General account invested assets decreased by $390.1 million during the calendar year 1997 due to guaranteed interest contract and annuity maturities exceeding fixed annuity sales. The issuance of $250 million of 8.625% surplus notes in December 1997 resulted in a net decrease in invested assets of $140 million for the year. General account invested assets decreased by $390.3 million in the first half of 1998 again due to maturities of contracts exceeding fixed annuity sales. This trend is expected to continue as current product sales are directed to the unitized and non-unitized separate accounts.

BENEFITS AND EXPENSES

    Benefits and expenses before dividends to policyholders and federal income taxes decreased by $165.9 million from $1,386.7 to $1,220.8 million for the period ended June 30, 1998 as compared to the same period in 1997. Reinsurance had the effect of increasing benefits and expenses by $11.3 million, primarily death benefits on reinsurance assumed which increased $8.8 million in 1998 as compared to 1997 due to a few large claims. Deaths, annuity payments and surrender benefits and fund withdrawals other than reinsurance increased by $96.2 million, reflecting surrenders and withdrawals mostly from separate account contracts for which the surrender charge period has expired. Sales of this particular annuity block of business issued seven years prior totaled over $249 million. The decrease in aggregate reserves for life contracts of $ 7.4 million was affected by the Company changing its basis of valuation of its reinsured liabilities at December 31, 1997. This change results in lower reserve increases in 1998 and greater earnings as compared to 1997. The change in the liability for premium and other deposit funds decreased by $55.3 million, reflecting the increase in surrenders of the contracts described above. Commissions decreased by $4.5 million, reflecting the decrease in total sales of combination fixed/variable annuities. General insurance expenses increased by $10.9 million, reflecting increased staff, rent expense, higher guaranty fund assessments and allocations from SLOC associated with the growth in business and the Company's system transition to be Year 2000 compliant (see below). Net transfers to the separate accounts decreased by $215.7 million, reflecting decreased exchange activity out of the general account into the separate accounts due to the maturing block of annuity business as well as the decrease in sales.

RESULTS OF OPERATIONS
THREE MONTHS ENDED JUNE 30, 1998 AND 1997

NET INCOME

    Net income from operations after dividends and before federal income taxes decreased by $4.7 million from $24.4 to $29.1 million, for the three months ended June 30, 1998 as compared to the same period in 1997. Earnings from the Company's surplus investment in subsidiaries decreased by $8.0 million primarily due to the transfer of the investment in Massachusetts Financial Services Company ("MFS") to the Company's parent via a dividend in December 1997. The 1997 results of operations included dividends from MFS of $11.0 million as compared to $3.0 million from other subsidiaries in 1998. Net income associated with the reinsurance agreements with SLOC increased by $1.5 million in 1998 due. The Company changed its basis of valuation of its reinsured liabilities at December 31, 1997. This change results in lower reserve increases in 1998 and greater earnings as compared to 1997. Prior to reinsurance, earnings from the life line of business remained relatively flat. The remaining earnings increase of approximately $1.8 million is attributed to the Company's retirement products and services lines of business, which markets combination fixed/variable annuities. This increase in earnings reflects profits being generated from the large in-force block of annuity business held in both the general account and the separate accounts. The strong market performance of the separate accounts in 1997 and the first half of 1998 coupled with strong sales generated a significant increase in mortality and expense fees, which are calculated as a percentage of net assets. These additional fees cover the increased general expenses associated with growing the business.

INCOME

    Total income decreased $87.5 million for the three months ended June 30, 1998 as compared to the same period in 1997 primarily due to the decrease in deposits of $78.5 million from sales of combination fixed/variable annuities which reflects the increased competition of the dollar cost averaging program. Sales from the new variable life insurance product of $2.3 million and purchases of payout annuities of $4.3 million increased premium and annuity considerations. Reinsurance had the effect of increasing income by approximately $1.6 million. Net investment income and amortization of the interest maintenance reserve decreased by $19.2 million due to the decline in general account invested assets described prior, increased interest expense of $1.0 million from surplus notes and the decrease in dividends of $8.0 million received from subsidiaries.

BENEFITS AND EXPENSES

    Benefits and expenses decreased by $83.4 million from $720.4 million to $637.0 million for the three months ended June 30, 1998 as compared to the same period in 1997. Death benefits and surrenders on reinsurance assumed increased by $ 4.5 million in 1998 as compared to 1997 due to a few large claims while the decrease in reserve reflected the prior year reserve adjustment causing no change in total to benefits for reinsurance. Deaths, annuity payments and surrender benefits and other fund withdrawals prior to reinsurance increased by $44.4 million, reflecting surrenders and withdrawals from mostly separate account contracts for which the surrender charge period has expired. Sales of this particular annuity block of business issued seven years prior totaled over $145 million. The change in the liability for premium and other deposit funds decreased by $28.0 million, reflecting the increase in surrenders of the contracts described above. General insurance expenses increased by $7.7 million, reflecting increased staff, rent expense, higher guaranty fund assessments and allocations from SLOC associated with the growth in business and cost of the systems transition related to Year 2000. Net transfers to the separate accounts decreased by $104.4 million, reflecting decreased exchange activity out of the general account into the separate accounts due to the maturing block of annuity business as well as the decrease in sales.

YEAR 2000 COMPLIANCE

    The Company's business, financial condition, and results of operations could be materially and adversely affected by the failure of its systems and applications (or those either provided or operated by third-parties) to properly operate or manage dates beyond the year 1999. However, the Company has investigated the nature and extent of the work necessary to render its computer systems capable of processing beyond the turn of the century ("Year 2000 compliant"), and has made substantial progress toward achieving this goal, including upgrading and/or replacing existing systems. The Company expects that its principal systems will be Year 2000 compliant by the end of 1998, leaving 1999 for extensive testing. While it is believed that these efforts do involve substantial costs, the Company closely monitors associated costs and continues to evaluate associated risks based on actual testing. Based on available information, the Company believes that it will be able to manage its total Year 2000 transition without a material adverse effect on its business operations, financial condition, or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The following discussion about the Company's risk management activities includes "forward-looking statements" that involve risk and uncertainties.

    Assets within the general account are segmented by product or groups of products. This allows the Company to better manage assets relative to liabilities. Asset management for each segment is conducted within the context of any investment policy, reviewed each quarter with business unit managers to ensure that investment policy remains appropriate, taking into account a segment's liability characteristics. The review of investment policy includes cash flow estimates, liquidity requirements and targets for asset mix, duration and quality.

    Market risks associated with investment portfolios supporting products that are funded by separate accounts where results are not guaranteed and where the policyholder assumes the risks are not included in this discussion.

    All of the Company's assets are held for other than trading purposes and generally fixed interest rate liabilities are supported by well diversified portfolios of fixed interest investments including publicly issued and privately placed bonds and commercial mortgage loans. Public bonds can include Treasuries, corporates, money market instruments, Mortgage Backed Securities. Credit risk is managed by the Company's underwriting standards which have resulted in high average quality portfolios. For example, the Company does not purchase below investment grade securities. Also, as a result of investment policy, there is no foreign currency, commodity or equity price risk exposure in the portfolios. However, changes in the level of domestic interest rates will impact the market value of fixed interest assets and liabilities. The management of interest rate risk exposure and immunization strategies are discussed below.

    Immunization strategies which minimize the loss from wide fluctuations in interest rates are pursued in segments where the bulk of the liabilities arise from the sale of products containing interest rate guarantees for certain terms. These strategies are supported by investment and asset liability analytical software acquired from outside vendors. The significant features of the immunization framework include: an economic or market value basis for both assets and liabilities; an option pricing methodology; the use of effective duration and convexity to measure price sensitivity; the use of key rate durations (KRDs) to capture interest rate exposure to different parts of the yield curve and manage non-parallel curve movements; and active portfolio management, including the use of derivatives (e.g. interest rate swaps) for portfolio restructuring.

    An Interest Rate Risk Committee meets monthly and after reviewing the duration reports for various portfolios, market conditions and forecasts, the committee develops asset management strategies for interest sensitive portfolios. These strategies may involve managing assets to small intentional mismatches, either at the total effective duration level or at certain KRDs but, in any event, the overall duration gap between interest sensitive assets and liabilities is managed within a tolerance range of +/- 0.25 effective duration.

    The estimates presented here are from computer model simulations which, because they are predictions about the future, contain a certain degree of uncertainty. For example, there are algorithms for assumptions about policyholder behavior and asset cash flows and consequently estimates of duration and market values which may or may not represent what actually will occur. Also there is no provision in the estimates to incorporate any management decisions which might be taken to mitigate against adverse results. The company is sufficiently comfortable with its interest rate risk management process to feel the exposure to interest rate changes will not materially affect the near-term financial position, results of operations or cash flows of the Company.

    The Company's fixed interest investments had an aggregate fair value at June 30, 1998 of $2,909.6 million. A portion of the Company's general account liabilities of $3,339.1 million are categorized as financial instruments. The portion of the liabilities so categorized had a carrying value of $1,680.9 million and a fair value of $1,719.2 million at June 30, 1998. Using modeling and analytical software, the Company performed sensitivity analysis of its financial instruments at June 30, 1998. Assuming an immediate increase of 100 basis points in interest rates the net hypothetical decrease in the fair value of the Company's assets is estimated to be $119.0 million. A corresponding decrease in the fair value of the liabilities categorized as financial instruments is estimated to be $49.9 million at June 30, 1998.

SUN LIFE (CANADA)

    On January 27, 1998, the Company's ultimate parent, Sun Life (Canada), announced that its Board of Directors had requested management to develop a plan to convert from a mutual life insurance company into a publicly traded stock company through demutualization. Management has put in place a full time task force which, together with a worldwide team of actuarial, financial, and legal advisers, has begun work on a plan. The Board of Directors will decide later in 1998 whether to proceed with demutualization, following the completion of such plan. Demutualization would require regulatory approval and approval by policyholders of Sun Life (Canada). Based on information known to date, the potential demutualization of Sun Life (Canada) is not expected to have any significant impact on the Company.

REINSURANCE

    The Company has agreements with Sun Life (Canada) which provide that Sun Life (Canada) will reinsure the mortality risks of the individual life insurance contracts previously sold by the Company. Under these agreements basic death benefits and supplementary benefits are reinsured on a yearly renewable term basis and coinsurance basis, respectively. Reinsurance transactions under these agreements in 1997 had the effect of decreasing net income from operations by $1,381,000.

    Effective January 1, 1991 the Company entered into an agreement with Sun Life (Canada) under which certain individual life insurance contracts issued by Sun Life (Canada) were reinsured by the Company on a 90% coinsurance basis. Also effective January 1, 1991 the Company entered into an agreement with Sun Life (Canada) which provides that Sun Life (Canada) will reinsure the mortality risks in excess of $500,000 per policy for the individual life insurance contracts assumed by the Company in the reinsurance agreement described above. Death benefits are reinsured on a yearly renewable term basis. These agreements had the effect of increasing income from operations by approximately $37,050,000 for the year ended December 31, 1997.

    The life reinsurance assumed agreement requires the reinsurer to withhold funds in an amount equal to the reserves assumed.

    The Company has also executed reinsurance agreements with unaffiliated companies. These agreements provide reinsurance of certain individual life insurance contracts on a modified coinsurance basis under which all deficiency reserves are ceded; as well as reinsurance for variable universal life on a yearly renewable term basis for which the Company has a maximum retention of $2,000,000.

RESERVES

    In accordance with the life insurance laws and regulations under which the Company operates, it is obligated to carry on its books, as liabilities, actuarially determined reserves to meet its obligations on its outstanding contracts. Reserves are based on mortality tables in general use in the United States and are computed to equal amounts that, with additions from premiums to be received, and with interest on such reserves compounded annually at certain assumed rates, will be sufficient to meet the Company's policy obligations at their maturities or in the event of an insured's death. In the accompanying Financial Statements, these reserves are determined in accordance with statutory regulations.

INVESTMENTS

    Of the Company's total assets of $17.2 billion at June 30, 1998, ___% consisted of unitized and non-unitized separate account assets, ___% were invested in bonds and similar securities, ___% in mortgages, ___% in subsidiaries, ___% in real estate, and the remaining ___% in cash and other assets.

COMPETITION

    The Company is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities marketing insurance products. According to the most recent Best's Review,
Life-Health Edition, as of December 31, 1997 the Company ranked     th among all
life insurance companies in the United States based upon total assets. Its
ultimate parent company, Sun Life (Canada), ranked     th. Best's Insurance
Reports, Life-Health Edition, 1998, assigned the Company and Sun Life (Canada) its highest classification, A++, as of December 31, 1997. This rating was affirmed by A.M. Best on November 24, 1997. Standard & Poor's and Duff & Phelps have assigned the Company and Sun Life (Canada) their highest ratings for claims paying ability, AAA. Moody's Investor Service, Inc. has assigned the Company an unsolicited rating of Aa1 for financial strength.

EMPLOYEES

    The Company and Sun Life (Canada) have entered into a Service Agreement which provides that the latter will furnish the Company, as required, with personnel as well as certain services and facilities on a cost reimbursement basis. As of June 30, 1998 the Company had ___ direct employees who are employed at its Principal Executive Office in Wellesley Hills, Massachusetts and its Retirement Products and Services Division in Boston, Massachusetts.

PROPERTIES

    The Company occupies office space owned by it and leased to Sun Life (Canada), and certain unrelated parties for lease terms not exceeding five years.

                 THE COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS

    The directors and principal officers of the Company are listed below, together with information as to their ages, dates of election and principal business occupations during the last five years (if other than their present business occupations). Except as otherwise indicated, the directors and officers of the Company who are associated with Sun Life Assurance Company of Canada and/or its subsidiaries have been associated with Sun Life Assurance Company of Canada for more than five years either in the position shown or in other positions.

DONALD A. STEWART, 51, Chairman and Director (1996*)
150 King Street West
Toronto, Ontario, Canada M5H 1J9

    He is President, Chief Executive Officer and a Director of Sun Life Assurance Company of Canada; Chairman and a Director of Sun Life Insurance and Annuity Company of New York; and a Director of Massachusetts Financial Services Company, Massachusetts Casualty Insurance Company, Sun Life Financial Services Limited, Spectrum United Holdings, Inc., and Sun Life of Canada UK Holdings, plc..

C. JAMES PRIEUR, 47, President and Director (1998*)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481

    He is Senior Vice President and General Manager for the United States of Sun Life Assurance Company of Canada; Chairman and a Director of Sun Life of Canada (U.S.) Distributors, Inc. and Sun Capital Advisers, Inc.; President and a Director of Sun Life of Canada (U.S.) Holdings, Inc., Sun Life Assurance Company of Canada--U.S. Operations Holdings, Inc., Sun Life of Canada (U.S.) Financial Services Holdings, Inc., Sun Life Insurance and Annuity Company of New York, Sun Canada Financial Co., Sun Life of Canada (U.S.) SPE 97-1, Inc., and Sun Benefit Services Company; and a Director of Clarendon Insurance Agency, Inc., Massachusetts Casualty Insurance Company, and Sun Life Information Services Ireland Limited.

DAVID D. HORN, 57, Director (1985*)
56 Pinckney Street
Boston, Massachusetts 02114

    He was formerly Senior Vice President and General Manager for the United States of Sun Life Assurance Company of Canada, retiring in December, 1997. He is a Director of Sun Life Insurance and Annuity Company of New York; a Trustee of MFS/Sun Life Series Trust; and a Member of the Boards of Managers of Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, World Governments Variable Account, Total Return Variable Account and Managed Sectors Variable Account.

JOHN D. MCNEIL, 64, Director (1982*)
150 King Street West
Toronto, Ontario, Canada M5H 1J9

    He is Chairman and a Director of Sun Life Assurance Company of Canada; Chairman and a Trustee of MFS/Sun Life Series Trust; Chairman and a Member of the Boards of Managers of Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, World Governments Variable Account, Total Return Variable Account and Managed Sectors Variable Account; and a Director of Sun Life Insurance and Annuity Company of New York; Massachusetts Financial Services Company, SLC Services Peru, S.A., Spectrum United Holdings, Inc., Sun Life Financial Holdings, Inc., Sun Life Trust Company, Sun Life Savings & Mortgage Corporation, Sun Life of Canada UK Holdings, plc; Shell (Canada) Limited and Canadian Pacific, Ltd.

---------
* Year Elected Director

ANGUS A. MACNAUGHTON, 67, Director (1985*)
Metro Tower, Suite 1170
950 Tower Lane
Foster City, California 94404

    He is President of Genstar Investment Corporation; a Director of Sun Life Assurance Company of Canada, Sun Life Insurance and Annuity Company of New York, Canadian Pacific, Ltd., Varian Associates, Inc., Diversified Collection Services, Inc., the San Francisco Opera, Genstar Investment L.L.C., and Genstar Capital Corporation; and Vice Chairman and a Director of Barrick Gold Corporation.

JOHN S. LANE, 63, Director (1991*)
150 King Street West
Toronto, Ontario, Canada M5H 1J9

    He is Senior Vice President, Investments of Sun Life Assurance Company of Canada; and a Director of Sun Life Insurance and Annuity Company of New York.

RICHARD B. BAILEY, 71, Director (1983*)
500 Boylston Street
Boston, Massachusetts 02116

    He is a Director of Sun Life Insurance and Annuity Company of New York and a Director/Trustee of certain Funds in the MFS Family of Funds.

M. COLYER CRUM, 66, Director (1986*)
104 Westcliff Street
Weston, Massachusetts 02193

    He is Professor Emeritus of the Harvard Business School; a Director of Sun Life Assurance Company of Canada, Sun Life Insurance and Annuity Company of New York, Cambridge Bancorp, Cambridge Trust Company, Merrill Lynch Global Growth Fund, Inc., Merrill Lynch Basic Value Fund, Inc., Merrill Lynch Special Value Fund, Inc., Merrill Lynch Capital Fund, Inc., Merrill Lynch U.S.A. Government Reserves, Merrill Lynch U.S. Treasury Money Fund, MuniVest Florida Fund, Inc., MuniVest Michigan Insured Fund, Inc., MuniVest New Jersey Fund, Inc., MuniYield Michigan Insured Fund, Inc., MuniYield New Jersey Insured Fund, Inc., and Phaeton International/N.V.; and a Trustee of Merrill Lynch Global Resources Trust, Merrill Lynch Ready Assets Trust, MuniYield Florida Insured Fund, and MuniYield Pennsylvania Fund. Prior to July, 1996, he was a Professor at the Harvard Business School.

S. CAESAR RABOY, 62, Senior Vice President and Deputy General Manager and Director (1996*)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481

    He is Senior Vice President and Deputy General Manager for the United States of Sun Life Assurance Company of Canada; Senior Vice President and a Director of Sun Life Insurance and Annuity Company of New York; Vice President and a Director of Sun Life Financial Services Limited; and a Director of Sun Life of Canada (U.S.) Distributors, Inc. and Clarendon Insurance Agency, Inc.

JAMES M. A. ANDERSON, 48, Vice President, Investments (1998)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481

    He is Vice President, Investments, of Sun Life Assurance Company of Canada and Sun Life Insurance and Annuity Company of New York; President and a Director of Sun Capital Advisers, Inc.; Vice President and a Director of Sun Life of Canada (U.S.) Holdings, Inc., Sun Life of Canada (U.S.) Financial Services Holdings, Inc., and Sun Canada Financial Co.; Vice President, Investments, and a Director of Sun Life of Canada (U.S.) Distributors, Inc.; and a Director of Massachusetts Casualty Insurance Company, New London Trust, F.S.B., Sun Benefit Services Company, Inc., and Sun Life Information Services Ireland Limited.

---------
* Year Elected Director

L. BROCK THOMSON, 57, Vice President and Treasurer (1974)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481

    He is Vice President, Portfolio Management for the United States of Sun Life Assurance Company of Canada; Vice President and Treasurer of Sun Life of Canada (U.S.) Distributors, Inc., Sun Benefit Services Company, Inc., Sun Life Insurance and Annuity Company of New York, and Clarendon Insurance Agency, Inc.; and Assistant Treasurer of Massachusetts Casualty Insurance Company.

ROBERT P. VROLYK, 45, Vice President and Actuary (1986)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481

    He is Vice President, Finance of Sun Life Assurance Company of Canada; Vice President, Controller and Actuary of Sun Life Insurance and Annuity Company of New York; Vice President and a Director of Sun Life of Canada (U.S.) Holdings, Inc., Sun Canada Financial Co., Sun Life of Canada (U.S.) Distributors, Inc., Sun Life of Canada (U.S.) Financial Services Holdings, Inc., and Sun Life Assurance Company of Canada -- U.S. Operations Holdings, Inc.; Vice President, Treasurer and a Director of Sun Capital Advisers, Inc.; Treasurer and a Director of Sun Life of Canada (U.S.) SPE 97-1, Inc.; and a Director of Clarendon Insurance Agency, Inc., Sun Benefit Services Company, Inc., and Sun Life Information Services Ireland, Limited.

MARGARET SEARS MEAD, 48, Assistant Vice President and Secretary (1996) One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481

    She is Assistant Vice President and Counsel for the United States of Sun Life Assurance Company of Canada; Assistant Vice President and Secretary of Sun Life Insurance and Annuity Company of New York; Secretary of Sun Life of Canada (U.S.) Holdings, Inc., Sun Life of Canada (U.S.) Distributors, Inc., Sun Life of Canada (U.S.) Financial Services Holdings, Inc., Sun Life Assurance Company of Canada -- U.S. Operations Holdings, Inc., Sun Life of Canada (U.S.) SPE 97-1, Inc., Sun Canada Financial Co., Sun Capital Advisers, Inc., and Sun Benefit Services Company, Inc.; and Assistant Secretary of Clarendon Insurance Agency, Inc.

    The directors, officers and employees of the Company are covered under a commercial blanket bond and a liability policy. The directors, officers and employees of Massachusetts Financial Services Company and Clarendon Insurance Agency, Inc. are covered under a fidelity bond and errors and omissions policy.

EXECUTIVE COMPENSATION

    All of the executive officers of the Company also serve as officers of Sun Life Assurance Company of Canada and receive no compensation directly from the Company. Allocations have been made as to such officers' time devoted to duties as executive officers of the Company and its subsidiaries. The allocated cash compensation of all executive officers of the Company as a group for services rendered in all capacities to the Company and its subsidiaries during 1997 totaled $824,000.

    Directors of the Company who are also officers of Sun Life Assurance Company of Canada or its affiliates receive no compensation in addition to their compensation as officers of Sun Life Assurance Company of Canada or its affiliates. Messrs. Bailey, Crum, Horn and MacNaughton receive compensation in the amount of $8,000 per year, plus $1,000 for each meeting attended, plus expenses.

    No shares of the Company are owned by any executive officer or director. The Company is a wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc., One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481, which is in turn a wholly-owned subsidiary of Sun Life Assurance Company of Canada -- U.S. Operations Holdings, Inc., a wholly-owned subsidiary of Sun Life Assurance Company of Canada.

                                STATE REGULATION

    The Company is subject to the laws of the State of Delaware governing life insurance companies and to regulation by the Commissioner of Insurance of Delaware. An annual statement is filed with the Commissioner of Insurance on or before March 1st in each year relating to the operations of the Company for the preceding year and its financial condition on December 31st of such year. Its books and records are subject to review or examination by the Commissioner or his agents at any time and a full examination of its operations is conducted at periodic intervals.

    The Company is also subject to the insurance laws and regulations of the other states and jurisdictions in which it is licensed to operate. The laws of the various jurisdictions establish supervisory agencies with broad administrative powers with respect to licensing to transact business, overseeing trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted. Each insurance company is required to file detailed annual reports with supervisory agencies in each of the jurisdictions in which it does business and its operations and accounts are subject to examination by such agencies at regular intervals.

    In addition, many states regulate affiliated groups of insurers, such as the Company, its parent and its affiliates, under insurance holding company legislation. Under such laws, inter-company transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of such transfers and payments in relation to the financial positions of the companies involved.

    Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for policyholder losses incurred by insolvent companies. The amount of any future assessments of the Company under these laws cannot be reasonably estimated. However, most of these laws do provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength and many permit the deduction of all or a portion of any such assessment from any future premium or similar taxes payable.

    Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures which may significantly affect the insurance business include employee benefit regulation, removal of barriers preventing banks from engaging in the insurance business, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles.

                                  ACCOUNTANTS

    The statutory financial statements of the Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, included and incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                            REGISTRATION STATEMENTS

    Registration statements have been filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 as amended, with respect to the Contracts offered by this Prospectus. This Prospectus does not contain all the information set forth in the registration statements and the exhibits filed as part of the registration statements, to all of which reference is hereby made for further information concerning the Fixed Account, the Company and the Contracts. Statements found in this Prospectus as to the terms of the Contracts and other legal instruments are summaries, and reference is made to such instruments as filed.

                              FINANCIAL STATEMENTS

    The financial statements of the Company which are included in this Prospectus should be considered only as bearing on the ability of the Company to meet its obligations with respect to amounts allocated to the Fixed Account and with respect to the death benefit.

                              -------------------

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND
CAPITAL STOCK AND SURPLUS
DECEMBER 31, 1997 AND 1996 (IN 000'S)

                                                                                   1997            1996
                                                                              --------------  --------------
ADMITTED ASSETS
    Bonds                                                                     $    1,910,699  $    2,170,103
    Common stocks                                                                    117,229         144,043
    Mortgage loans on real estate                                                    684,035         938,932
    Properties acquired in satisfaction of debt                                       22,475          23,391
    Investment real estate                                                            78,426          76,995
    Policy loans                                                                      40,348          40,554
    Cash and short-term investments                                                  544,418         148,059
    Other invested assets                                                             55,716          51,378
    Premiums and annuity considerations due and uncollected                            9,203          11,282
    Investment income due and accrued                                                 39,279          68,191
    Receivable from parent, subsidiaries and affiliates                               28,825          40,829
    Funds withheld on reinsurance assumed                                            982,653         878,798
    Other assets                                                                       1,841           1,343
                                                                              --------------  --------------
    General account assets                                                         4,515,147       4,593,898
    Separate account assets
      Unitized                                                                     9,068,021       6,919,219
      Non-unitized                                                                 2,343,877       2,108,835
                                                                              --------------  --------------
    Total Admitted Assets                                                     $   15,927,045  $   13,621,952
                                                                              --------------  --------------
                                                                              --------------  --------------
LIABILITIES
    Aggregate reserve for life policies and contracts                         $    2,188,243  $    2,099,980
    Supplementary contracts                                                            2,247           2,205
    Policy and contract claims                                                         2,460           2,108
    Policyholders' dividends and coupons payable                                      32,500          27,500
    Liability for premium and other deposit funds                                  1,450,705       1,898,309
    Surrender values on cancelled policies                                               215              72
    Interest maintenance reserve                                                      33,830          28,675
    Commissions to agents due or accrued                                               2,826           3,245
    General expenses due or accrued                                                    7,202           4,654
    Transfers from Separate Accounts due or accrued                                 (284,078)       (232,743)
    Taxes, licenses and fees accrued, excluding federal income taxes                     105             342
    Federal income taxes due or accrued                                               58,073          49,479
    Unearned investment income                                                            34              19
    Amounts withheld or retained by company as agent or trustee                           47              27
    Remittances and items not allocated                                                1,363           1,359
    Borrowed money                                                                   110,142          58,000
    Asset valuation reserve                                                           47,605          53,911
    Payable for securities                                                            27,104          22,177
    Other liabilities                                                                  1,959           7,561
                                                                              --------------  --------------
    General account liabilities                                                    3,682,582       4,026,880
    Separate account liabilities
      Unitized                                                                     9,067,891       6,919,094
      Non-unitized                                                                 2,343,877       2,108,835
                                                                              --------------  --------------
    Total liabilities                                                             15,094,350      13,054,809
                                                                              --------------  --------------
CAPITAL STOCK AND SURPLUS
    Capital stock par value $1,000; Authorized, 10,000 shares;
       issued and outstanding, 5,900 shares                                            5,900           5,900
                                                                              --------------  --------------
    Surplus notes                                                                    565,000         315,000
    Gross paid in and contributed surplus                                            199,355         199,355
    Unassigned funds                                                                  62,440          46,888
                                                                              --------------  --------------
    Surplus                                                                          826,795         561,243
                                                                              --------------  --------------
    Total capital stock and surplus                                                  832,695         567,143
                                                                              --------------  --------------
    Total Liabilities, Capital Stock and Surplus                              $   15,927,045  $   13,621,952
                                                                              --------------  --------------
                                                                              --------------  --------------

                  SEE NOTES TO STATUTORY FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

STATUTORY STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (IN 000'S)

                                              1997        1996        1995
                                           ----------  ----------  ----------
 INCOME:
     Premiums and annuity considerations   $  270,700  $  282,466  $  279,407
     Deposit-type funds                     2,155,298   1,775,230   1,545,542
     Considerations for supplementary
      contracts without life
      contingencies and dividend
      accumulations                             1,615       2,340       1,088
     Net investment income                    270,249     303,753     312,872
     Amortization of interest maintenance
      reserve                                   1,166       1,557       1,025
     Net gain from operations from
      Separate Accounts                             5          --          --
     Other income                              86,123      71,903      57,864
                                           ----------  ----------  ----------
     Total                                  2,785,156   2,437,249   2,197,798
                                           ----------  ----------  ----------
 BENEFITS AND EXPENSES:
     Death benefits                            17,284      12,394      15,317
     Annuity benefits                         148,135     146,654     140,497
     Surrender benefits and other fund
      withdrawals                           1,854,004   1,507,263   1,074,396
     Interest on policy or contract funds         699       2,205         739
     Payments on supplementary contracts
      without life contingencies and of
      dividend accumulations                    1,687       2,120       1,888
     Increase in aggregate reserves for
      life and accident and health
      policies and contracts                  127,278     162,678     171,975
     Increase (decrease) in liability for
      premium and other deposit funds        (447,603)   (392,348)     13,553
     Increase (decrease) in reserve for
      supplementary contracts without
      life contingencies and for dividend
      and coupon accumulations                     42         327        (663)
                                           ----------  ----------  ----------
     Total                                  1,701,526   1,441,293   1,417,702
     Commissions on premiums and annuity
      considerations (direct business
      only)                                   132,700     109,894      88,037
     Commissions and expense allowances
      on reinsurance assumed                   17,951      18,910      22,012
     General insurance expenses                47,102      37,206      34,580
     Insurance taxes, licenses and fees,
      excluding federal income taxes            7,790       8,431       7,685
     Increase (decrease) in loading on
      and cost of collection in excess of
      loading on deferred and uncollected
      premiums                                    523         901      (1,377)
     Net transfers to separate accounts       734,373     678,663     551,784
                                           ----------  ----------  ----------
     Total                                  2,641,965   2,295,298   2,120,423
                                           ----------  ----------  ----------
     Net gain from operations before
      dividends to policyholders and
      federal income taxes                    143,191     141,951      77,375
     Dividends to policyholders                33,316      29,189      25,722
                                           ----------  ----------  ----------
     Net gain from operations after
      dividends to policyholders and
      before federal income taxes             109,875     112,762      51,653
     Federal income tax expense (benefit)
      (excluding tax on capital gains)         10,742      (2,702)     17,807
                                           ----------  ----------  ----------
     Net gain from operations after
      dividends to policyholders and
      federal income taxes and before
      realized capital gains                   99,133     115,464      33,846
     Net realized capital gains less
      capital gains tax and transfers to
      the interest maintenance reserve         30,109       7,560       2,069
                                           ----------  ----------  ----------
 NET INCOME                                $  129,242  $  123,024  $   35,915
                                           ----------  ----------  ----------
                                           ----------  ----------  ----------

                  SEE NOTES TO STATUTORY FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

STATUTORY STATEMENTS OF CHANGES IN CAPITAL STOCK AND SURPLUS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (IN 000'S)

                                                               1997        1996        1995
                                                            ----------  ----------  ----------
Capital and surplus, beginning of year                      $  567,143  $  792,452  $  455,489
                                                            ----------  ----------  ----------
Net income                                                     129,242     123,024      35,915
Change in net unrealized capital gains                           1,153      (1,715)      2,009
Change in non-admitted assets and related items                   (463)         67      (2,270)
Change in reserve on account of change in valuation basis       39,016          --          --
Change in asset valuation reserve                                6,306     (11,812)    (13,690)
Other changes in surplus in Separate Accounts Statement             --         100      (4,038)
Change in surplus notes                                        250,000    (335,000)    315,000
Dividends to stockholder                                      (159,722)         --          --
Miscellaneous gains in surplus                                      20          27       4,037
                                                            ----------  ----------  ----------
Net change in capital and surplus for the year                 265,552    (225,309)    336,963
                                                            ----------  ----------  ----------
Capital and surplus, end of year                            $  832,695  $  567,143  $  792,452
                                                            ----------  ----------  ----------
                                                            ----------  ----------  ----------

                  SEE NOTES TO STATUTORY FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.

STATUTORY STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (IN 000'S)

                                               1997         1996         1995
                                            -----------  -----------  -----------
 Cash Provided
   Premiums, annuity considerations and
     deposit funds received                 $ 2,427,554  $ 2,059,577  $ 1,826,456
   Considerations for supplementary
     contracts and dividend accumulations
     received                                     1,615        2,340        1,088
   Net investment income received               323,199      324,914      374,398
   Other income received                         81,701       88,295       25,348
                                            -----------  -----------  -----------
 Total receipts                               2,834,069    2,475,126    2,227,290
                                            -----------  -----------  -----------
   Benefits paid (other than dividends)       2,020,615    1,671,483    1,231,936
   Insurance expenses and taxes paid
     (other than federal income and
     capital gains taxes)                       203,650      172,015      150,463
   Net cash transferred to Separate
     Accounts                                   785,708      755,605      568,188
   Dividends paid to policyholders               28,316       22,689       17,722
   Federal income tax (recoveries)
     payments (excluding tax on capital
     gains)                                       1,397      (15,363)     (20,655)
   Other--net                                       699        2,205          739
                                            -----------  -----------  -----------
 Total payments                               3,040,385    2,608,634    1,948,393
                                            -----------  -----------  -----------
 Net cash from operations                      (206,316)    (133,508)     278,897
                                            -----------  -----------  -----------
   Proceeds from long-term investments
     sold, matured or repaid (after
     deducting taxes on capital gains of
     $750,449, $1,554,873 and $8,610,951)     1,343,803    1,768,147    1,658,655
   Issuance of surplus notes                    250,000     (335,000)     315,000
   Other cash provided                          117,297      147,956      419,446
                                            -----------  -----------  -----------
 Total cash provided                          1,711,100    1,581,103    2,393,101
                                            -----------  -----------  -----------
 Cash Applied
   Cost of long-term investments acquired       773,721    1,318,880    1,749,714
   Other cash applied                           334,704      177,982      796,207
                                            -----------  -----------  -----------
 Total cash applied                           1,108,425    1,496,862    2,545,921
                                            -----------  -----------  -----------
 Net change in cash and short-term
   investments                                  396,359      (49,267)     126,077
 Cash and short term investments
 Beginning of year                              148,059      197,326       71,249
                                            -----------  -----------  -----------
 End of year                                $   544,418  $   148,059  $   197,326
                                            -----------  -----------  -----------
                                            -----------  -----------  -----------

                  SEE NOTES TO STATUTORY FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

GENERAL

Sun Life Assurance Company of Canada (U.S.) (the "Company") is incorporated as a life insurance company and is currently engaged in the sale of individual variable life insurance, individual fixed and variable annuities, group fixed and variable annuities and group pension contracts. The Company also underwrites a block of individual life insurance business through a reinsurance contract with an affiliate, Sun Life Assurance Company of Canada ("SLOC"). SLOC is a mutual life insurance company.

Effective May 1, 1997, the Company became a wholly-owned subsidiary of the newly established Sun Life of Canada (U.S.) Holdings, Inc. ("Life Holdco"). On December 18, 1997, Life Holdco became a wholly-owned subsidiary of the Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc. ("US Holdco"). US Holdco is a wholly-owned subsidiary of SLOC. Prior to December 18, 1997 Life Holdco was a direct wholly-owned subsidiary of SLOC.

The Company, which is domiciled in the State of Delaware, prepares its financial statements in accordance with statutory accounting practices prescribed or permitted by the State of Delaware Insurance Department. Prescribed accounting practices include practices described in a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules. Permitted accounting practices encompass all accounting practices not so prescribed. The permitted accounting practices adopted by the Company are not material to the financial statements. Prior to 1996, statutory accounting practices were recognized by the insurance industry and the accounting profession as generally accepted accounting principles for mutual life insurance companies and stock life insurance companies wholly-owned by mutual life insurance companies. In April 1993, the Financial Accounting Standards Board ("FASB") issued an interpretation (the "Interpretation"), that became effective in 1996, which changed the previous practice of mutual life insurance companies (and stock life insurance companies that are wholly-owned subsidiaries of mutual life insurance companies) with respect to utilizing statutory basis financial statements for general purposes, in that it will no longer allow such financial statements to be described as having been prepared in conformity with generally accepted accounting principles ("GAAP"). Consequently, these financial statements prepared in conformity with statutory accounting practices as described above, vary from and are not intended to present the Company's financial position, results of operations or cash flow in conformity with generally accepted accounting principles. (See Note 19 for further discussion relative to the Company's basis of financial statement presentation.) The effects on the financial statements of the variances between the statutory basis of accounting and GAAP, although not reasonably determinable, are presumed to be material.

INVESTED ASSETS AND RELATED RESERVES

Bonds are carried at cost adjusted for amortization of premium or accrual of discount. Investments in non-insurance subsidiaries are carried on the equity basis. Investments in insurance subsidiaries are carried at their statutory surplus values. Mortgage loans acquired at a premium or discount are carried at amortized values and other mortgage loans are carried at the amounts of the unpaid balances. Real estate investments are carried at the lower of cost adjusted for accumulated depreciation or appraised value, less encumbrances. Short-term investments are carried at amortized cost, which approximates fair value. Depreciation of buildings and improvements is calculated using the straight-line method over the estimated useful life of the property, generally 40 to 50 years.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED):
POLICY AND CONTRACT RESERVES

The reserves for life insurance and annuity contracts, developed by accepted actuarial methods, have been established and maintained on the basis of published mortality tables using assumed interest rates and valuation methods that will provide reserves at least as great as those required by law and contract provisions.

INCOME AND EXPENSES

For life and annuity contracts, premiums are recognized as revenues over the premium paying period, whereas commissions and other costs applicable to the acquisition of new business are charged to operations as incurred.

SEPARATE ACCOUNTS

The Company has established unitized separate accounts applicable to various classes of contracts providing for variable benefits. Contracts for which funds are invested in separate accounts include variable life insurance and individual and group qualified and non-qualified variable annuity contracts.

Assets and liabilities of the separate accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contract holders, are shown as separate captions in the financial statements. Assets held in the separate accounts are carried at market value.

The Company has also established a non-unitized separate account for amounts allocated to the fixed portion of certain combination fixed/variable deferred annuity contracts. The assets of this account are available to fund general account liabilities and general account assets are available to fund liabilities of this account.

Gains (losses) from mortality experience and investment experience of the separate accounts, not applicable to contract owners, are transferred to (from) the general account. Accumulated gains (losses) that have not been transferred are recorded as a payable (receivable) to (from) the general account. Amounts payable to the general account of the Company were $284,078,000 in 1997 and $232,743,000 in 1996.

CHANGES IN ACCOUNTING PRINCIPLES AND REPORTING

Prior to 1996, dividends paid to the Company by its subsidiaries and the undistributed gains (losses) of those subsidiaries were included in net income of the Company. For Annual Statement reporting, dividends were (and continue to be) reported in net income while undistributed gains (losses) are reported directly to surplus (as a separate component of unassigned surplus). As a result, net income as reported in these financial statements is $2.5 million less than net income reported in the Annual Statement in 1995. Effective for 1996, the Company changed its method of accounting for investments in subsidiaries to conform with a preferable prescribed statutory accounting practices used in the preparation of its Annual Statement. As a result of the change, $5.7 million in undistributed losses of subsidiaries are reported directly as a separate component of unassigned surplus rather than being included in net income for the year ended December 31, 1996. The amounts as reported in prior years have not been restated.

As described more fully in Note 10, during 1997 the Company changed certain assumptions used in determining actuarial reserves.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED):
OTHER

Preparation of the financial statements requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Certain prior year amounts have been reclassified to conform to amounts as presented in the current year.

2.  INVESTMENTS IN SUBSIDIARIES:
The Company owns all of the outstanding shares of Sun Life Insurance and Annuity Company of New York ("Sun Life (N.Y.)"), Massachusetts Casualty Insurance Company ("MCIC"), Sun Life of Canada (U.S.) Distributors, Inc. (formerly Sun Investment Services Company) ("Sundisco"), New London Trust, F.S.B. ("NLT"), Sun Life Financial Services Limited, ("SLFSL"), Sun Benefit Services Company, Inc. ("Sunbesco"), Sun Capital Advisers, Inc. ("Sun Capital"), and Sun Life Finance Corporation ("Sunfinco").

On October 30, 1997, the Company established a wholly-owned special purpose corporation, Sun Life of Canada (U.S.) SPE 97-1, Inc. (SPE 97-1). SPE 97-1 was organized for the purpose of engaging in activities incidental to securitizing mortgage loans.

Prior to December 24, 1997, the Company owned 93.6% of the outstanding shares of Massachusetts Financial Services Company ("MFS") . On December 24, 1997, the Company transferred all of its shares of MFS to Life Holdco in the form of a dividend valued at $159,722,000. As a result of this transaction the Company realized a gain of $21,195,000 of undistributed earnings.

On December 31, 1997, the Company purchased all of the outstanding shares of Clarendon Insurance Agency, Inc. ("Clarendon") from MFS.

Sun Life (N.Y.) is engaged in the sale of individual fixed and variable annuity contracts and group life and disability insurance contracts in the State of New York. MCIC is a life insurance company which issues only individual disability income policies. Sundisco is a registered investment adviser and broker-dealer. NLT is a federally chartered savings bank. SLFSL serves as the marketing administrator for the distribution of the offshore products of SLOC, an affiliate. Sun Capital is a registered investment adviser. Sunfinco and Sunbesco are currently inactive. Clarendon is a registered broker-dealer that acts as the general distributor of certain annuity and life insurance contracts issued by the Company and its affiliates.

MFS, a registered investment adviser, serves as investment adviser to the mutual funds in the MFS family of funds as well as certain mutual funds and separate accounts established by the Company. The MFS Asset Management Group provides investment advice to substantial private clients.

On December 23, 1997, the Company issued a $110,000,000 note to US Holdco. at an interest rate of 5.80%, which is scheduled for repayment on March 1, 1998, and is included in borrowed money. A $110,000,000 note was also issued by MFS on December 23, 1997 to the Company at an interest rate of 5.85% due on March 1, 1998 and is included in cash and short-term investments.

On December 31, 1996, the Company issued a $58,000,000 note to SLOC which was repaid on February 10, 1997 at an interest rate of 5.70%. Also on December 31, 1996, the Company was issued a $58,000,000 note by MFS at an interest rate of 5.76%. This note was repaid to the Company on February 10, 1997. On December 31, 1997 and 1996 the Company had an additional $20,000,000 in notes issued by MFS, scheduled to mature in 2000.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

2.  INVESTMENTS IN SUBSIDIARIES (CONTINUED):
During 1997, 1996, and 1995, the Company contributed capital in the following amounts to its subsidiaries:

                                                                          1997            1996           1995
                                                                     --------------  --------------  ------------
MCIC                                                                 $    2,000,000  $   10,000,000  $  6,000,000
SLFSL                                                                     1,000,000       1,500,000            --
SPE 97-1                                                                 20,377,000              --            --

Summarized combined financial information of the Company's subsidiaries as of December 31, 1997, 1996 and 1995 and for the years then ended, follows:

                                                                                    DECEMBER 31,
                                                                     -------------------------------------------
                                                                         1997           1996           1995
                                                                     -------------  -------------  -------------
                                                                                     (IN 000'S)
Intangible assets                                                    $           0  $       9,646  $      12,174
Other assets                                                             1,190,951      1,376,014      1,233,372
Liabilities                                                             (1,073,966)    (1,241,617)    (1,107,264)
                                                                     -------------  -------------  -------------
Total net assets                                                     $     116,985  $     144,043  $     138,282
                                                                     -------------  -------------  -------------
                                                                     -------------  -------------  -------------
Total revenues                                                       $     750,364  $     717,280  $     570,794
Operating expenses                                                        (646,896)      (624,199)      (504,070)
Income tax expense                                                         (43,987)       (42,820)       (31,193)
                                                                     -------------  -------------  -------------
Net income                                                           $      59,481  $      50,261  $      35,531
                                                                     -------------  -------------  -------------
                                                                     -------------  -------------  -------------

3.  BONDS:
Investments in debt securities are as follows:

                                                                             DECEMBER 31, 1997
                                                            ----------------------------------------------------
                                                                             GROSS        GROSS      ESTIMATED
                                                             AMORTIZED    UNREALIZED   UNREALIZED       FAIR
                                                                COST         GAINS      (LOSSES)       VALUE
                                                            ------------  -----------  -----------  ------------

                                                                                 (IN 000'S)
Long-term bonds:
    United States government and government agencies and
     authorities                                            $    126,923   $   5,529    $      --   $    132,452
    States, provinces and political subdivisions                  22,361       2,095           --         24,456
    Public utilities                                             398,939      35,338          (91)       434,186
    Transportation                                               214,130      22,000         (390)       235,740
    Finance                                                      157,891       5,885         (120)       163,656
    All other corporate bonds                                    990,455      52,678       (5,456)     1,037,677
                                                            ------------  -----------  -----------  ------------
        Total long-term bonds                                  1,910,699     123,525       (6,057)     2,028,167
                                                            ------------  -----------  -----------  ------------
Short-term bonds:
    U.S. Treasury Bills, bankers acceptances and
     commercial paper                                            431,032          --           --        431,032
    Affiliates                                                   110,000          --           --        110,000
                                                            ------------  -----------  -----------  ------------
        Total short-term bonds                                   541,032          --           --        541,032
Total bonds                                                 $  2,451,731   $ 123,525    $  (6,057)  $  2,569,199
                                                            ------------  -----------  -----------  ------------
                                                            ------------  -----------  -----------  ------------

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

3.  BONDS (CONTINUED):

                                                                             DECEMBER 31, 1996
                                                            ----------------------------------------------------
                                                                             GROSS        GROSS      ESTIMATED
                                                             AMORTIZED    UNREALIZED   UNREALIZED       FAIR
                                                                COST         GAINS      (LOSSES)       VALUE
                                                            ------------  -----------  -----------  ------------

                                                                                 (IN 000'S)
Long-term bonds:
    United States government and government agencies and
     authorities                                            $    267,756   $  12,272    $  (8,927)  $    271,101
    States, provinces and political subdivisions                   2,253          20           --          2,273
    Foreign governments                                           18,812       1,351           --         20,163
    Public utilities                                             415,641      24,728       (1,223)       439,146
    Transportation                                               167,937      14,107       (2,243)       179,801
    Finance                                                      290,024       7,914         (472)       297,466
    All other corporate bonds                                  1,007,680      42,338      (14,496)     1,035,522
                                                            ------------  -----------  -----------  ------------
        Total long-term bonds                                  2,170,103     102,730      (27,361)     2,245,472
                                                            ------------  -----------  -----------  ------------
Short-term bonds:
    U.S. Treasury Bills, bankers acceptances and
     commercial paper                                             88,754          --           --         88,754
    Affiliates                                                    58,000          --           --         58,000
                                                            ------------  -----------  -----------  ------------
        Total short-term bonds                                   146,754          --           --        146,754
                                                            ------------  -----------  -----------  ------------
Total bonds                                                 $  2,316,857   $ 102,730    $ (27,361)  $  2,392,226
                                                            ------------  -----------  -----------  ------------
                                                            ------------  -----------  -----------  ------------

The amortized cost and estimated fair value of bonds at December 31, 1997 are shown below by contractual maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call and/or prepayment penalties.

                                                                                           DECEMBER 31, 1997
                                                                                       --------------------------
                                                                                        AMORTIZED     ESTIMATED
                                                                                           COST       FAIR VALUE
                                                                                       ------------  ------------
                                                                                               (IN 000'S)
Maturities:
    Due in one year or less                                                            $    699,548  $    700,280
    Due after one year through five years                                                   533,901       541,382
    Due after five years through ten years                                                  270,607       286,651
    Due after ten years                                                                     735,624       821,002
                                                                                       ------------  ------------
                                                                                          2,239,680     2,349,315
    Mortgage-backed securities                                                              212,051       219,884
                                                                                       ------------  ------------
Total bonds                                                                            $  2,451,731  $  2,569,199
                                                                                       ------------  ------------
                                                                                       ------------  ------------

Proceeds from sales and maturities of investments in debt securities during 1997, 1996, and 1995 were $980,264,000, $1,554,016,000, and $1,510,553,000, gross gains were $10,732,000, $16,975,000, and $24,757,000 and gross losses were $2,446,000, $10,885,000, and $5,742,000, respectively.

Bonds included above with an amortized cost of approximately $2,578,000 and $2,060,000 at December 31, 1997 and 1996, respectively, were on deposit with governmental authorities as required by law.

4.  SECURITIES LENDING:
The Company has a securities lending program operated on its behalf by the Company's primary custodian, Chemical Bank of New York. The custodian has indemnified the Company against losses arising from this

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

4.  SECURITIES LENDING (CONTINUED):
program. The total par value of securities out on loan was $0 and $51,537,000 at December 31, 1997 and 1996 respectively. Income resulting from this program was $200,000, $137,000 and $2,000 for the years ended December 31, 1997, 1996 and
1995, respectively.

5.  MORTGAGE LOANS:
The Company invests in commercial first mortgage loans throughout the United States. The Company monitors the condition of the mortgage loans in its portfolio. In those cases where mortgages have been restructured, appropriate allowances for losses have been made. In those cases where, in management's judgment, the mortgage loans' values are impaired, appropriate losses are recorded.

The following table shows the geographical distribution of the mortgage loan portfolio.

                                                                                                DECEMBER 31,
                                                                                           ----------------------
                                                                                              1997        1996
                                                                                           ----------  ----------
                                                                                                 (IN 000'S)
California                                                                                 $  119,122  $  154,272
Massachusetts                                                                                  58,981      79,929
Michigan                                                                                       42,912      57,119
New York                                                                                       45,696      67,742
Ohio                                                                                           51,862      75,405
Pennsylvania                                                                                   97,949     115,584
Washington                                                                                     54,948      75,819
All other                                                                                     212,565     313,062
                                                                                           ----------  ----------
                                                                                           $  684,035  $  938,932
                                                                                           ----------  ----------
                                                                                           ----------  ----------

The Company has restructured mortgage loans totaling $26,284,000 and $29,261,000 at December 31, 1997 and 1996, respectively, against which there are allowances for losses of $3,026,000 and $5,893,000, respectively.

Mortgage loans from Sun Life (U.S.)'s portfolio with an approximate book value of $53,188,000 were included in a transaction also involving loans from the portfolios of other SLOC entities with an aggregate book value of $256 million, whereby such loans were securitized for sale to the public markets.

The Company has made commitments of mortgage loans on real estate into the future. The outstanding commitments for these mortgages amount to $12,300,000 and $9,800,000 at December 31, 1997 and 1996, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

6.  INVESTMENT GAINS AND LOSSES:

                                                                                      YEARS ENDED DECEMBER 31,
                                                                                   -------------------------------
                                                                                     1997       1996       1995
                                                                                   ---------  ---------  ---------
                                                                                             (IN 000'S)
Net realized gains (losses)
Bonds                                                                              $   2,882  $   5,631  $   3,935
Common stock of affiliates                                                            21,195         --         --
Mortgage loans                                                                         3,837        763        292
Real estate                                                                            2,912        599        391
Other invested assets                                                                   (717)       567     (2,549)
                                                                                   ---------  ---------  ---------
                                                                                   $  30,109  $   7,560  $   2,069
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
Changes in unrealized gains (losses):
Common stock of affiliates                                                         $  (2,894) $  (5,739) $      --
Mortgage loans                                                                         1,524       (600)    (1,574)
Real estate                                                                            3,377      4,624      3,583
Other invested assets                                                                   (854)        --         --
                                                                                   ---------  ---------  ---------
                                                                                   $   1,153  $  (1,715) $   2,009
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

Realized capital gains and losses on bonds and mortgages which relate to changes in levels of interest rates are charged or credited to an interest maintenance reserve ("IMR") and amortized into income over the remaining contractual life of the security sold. The net realized capital gains credited to the interest maintenance reserve were $6,321,000 in 1997, $7,710,000 in 1996, and $12,714,000 in 1995. All gains and losses are transferred net of applicable income taxes.

7.  NET INVESTMENT INCOME:
Net investment income consisted of:

                                                                                   YEARS ENDED DECEMBER 31,
                                                                              ----------------------------------
                                                                                 1997        1996        1995
                                                                              ----------  ----------  ----------
                                                                                          (IN 000'S)
Interest income from bonds                                                    $  188,924  $  178,695  $  205,445
Income from investment in common stock of affiliates                              41,181      50,408      35,403
Interest income from mortgage loans                                               76,073      92,591      99,766
Real estate investment income                                                     17,161      16,249      14,979
Interest income from policy loans                                                  3,582       2,790       2,777
Other                                                                               (193)      1,710       2,672
                                                                              ----------  ----------  ----------
    Gross investment income                                                      326,728     342,443     361,042
                                                                              ----------  ----------  ----------
Interest on surplus notes and notes payable                                      (42,481)    (23,061)    (31,813)
Investment expenses                                                              (13,998)    (15,629)    (16,357)
                                                                              ----------  ----------  ----------
Net investment income                                                         $  270,249  $  303,753  $  312,872
                                                                              ----------  ----------  ----------
                                                                              ----------  ----------  ----------

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

8.  DERIVATIVES:
The Company uses derivative instruments for interest risk management purposes, including hedges against specific interest rate risk and to minimize the Company's exposure to fluctuations in interest rates. The Company's use of derivatives has included U.S. Treasury futures, conventional interest rate swaps, and forward spread lock interest rate swaps.

In the case of interest rate futures, gains or losses on contracts that qualify as hedges are deferred until the earliest of the completion of the hedging transaction, determination that the transaction will no longer take place, or determination that the hedge is no longer effective. Upon completion of the hedge, where it is impractical to allocate gains (losses) to specific hedged assets or liabilities, gains (losses) are deferred in IMR and amortized over the remaining life of the hedged assets. At December 31, 1997 and 1996 there were no futures contracts outstanding.

In the case of interest rate and foreign currency swap agreements and forward spread lock interest rate swap agreements, gains or losses on terminated swaps are deferred in IMR and amortized over the shorter of the remaining life of the hedged asset or the remaining term of the swap contract. The net differential to be paid or received on interest rate swaps is recorded monthly as interest rates change.

Options are used to hedge the stock market interest exposure in the mortality and expense risk charges and guaranteed minimum death benefit features of the Company's variable annuities. The Company's open positions are as follows:

                                                                                         SWAPS OUTSTANDING
                                                                                       AT DECEMBER 31, 1997
                                                                                 ---------------------------------
                                                                                      NOTIONAL       MARKET VALUE
                                                                                 PRINCIPAL AMOUNTS   OF POSITIONS
                                                                                 ------------------  -------------
                                                                                            (IN 000'S)
Conventional interest rate swaps                                                    $     80,000       $  (2,891)
Foreign currency swap                                                                      1,700             208
Forward spread lock swaps                                                                 50,000             274
Asian Put Option S & P 500                                                                70,000             693

                                                                                         SWAPS OUTSTANDING
                                                                                       AT DECEMBER 31, 1996
                                                                                 ---------------------------------
                                                                                      NOTIONAL       MARKET VALUE
                                                                                 PRINCIPAL AMOUNTS   OF POSITIONS
                                                                                 ------------------  -------------
                                                                                            (IN 000'S)
Conventional interest rate swaps                                                    $    429,000       $  (2,443)
Foreign currency swap                                                                      2,100              70
Forward spread lock swaps                                                                 50,000             (50)

The market value of swaps is the estimated amount that the Company would receive or pay on termination or sale, taking into account current interest rates and the current credit worthiness of the counterparties. The Company is exposed to potential credit loss in the event of non-performance by counterparties. The counterparties are major financial institutions and management believes that the risk of incurring losses related to credit risk is remote.

9.  LEVERAGED LEASES:
The Company is a lessor in a leveraged lease agreement entered into on October 21, 1994, under which equipment having an estimated economic life of 25-40 years was leased for a term of 9.75 years. The Company's equity investment represented 22.9% of the purchase price of the equipment. The balance of

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

9.  LEVERAGED LEASES (CONTINUED):
the purchase price was furnished by third-party long-term debt financing, collateralized by the equipment and non-recourse to the Company. At the end of the lease term, the Master Lessee may exercise a fixed price purchase option to purchase the equipment.

The Company's net investment in leveraged leases is composed of the following elements:

                                                                                         YEARS ENDED DECEMBER
                                                                                                 31,
                                                                                        ----------------------
                                                                                           1997        1996
                                                                                        ----------  ----------
                                                                                              (IN 000'S)
Lease contracts receivable                                                              $   92,605  $  101,244
Less non-recourse debt                                                                     (92,589)   (101,227)
                                                                                        ----------  ----------
                                                                                                16          17
Estimated residual value of leased assets                                                   41,150      41,150
Less unearned and deferred income                                                          (10,324)    (11,501)
                                                                                        ----------  ----------
Investment in leveraged leases                                                              30,842      29,666
Less fees                                                                                     (163)       (188)
                                                                                        ----------  ----------
Net investment in leveraged leases                                                      $   30,679  $   29,478
                                                                                        ----------  ----------
                                                                                        ----------  ----------

The net investment is included as an other invested asset.

10. REINSURANCE:
The Company has agreements with SLOC which provide that SLOC will reinsure the mortality risks of the individual life insurance contracts sold by the Company. Under these agreements basic death benefits and supplementary benefits are reinsured on a yearly renewable term basis and coinsurance basis, respectively. Reinsurance transactions under these agreements had the effect of decreasing income from operations by approximately $1,381,000, $1,603,000 and $2,184,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

Effective January 1, 1991, the Company entered into an agreement with SLOC under which certain individual life insurance contracts issued by SLOC were reinsured by the Company on a 90% coinsurance basis. During 1997 SLOC changed certain assumptions used in determining the gross and the ceded reserve balance. The Company reflected the effect of the changes in assumptions to its assumed reserves as a direct credit to surplus. The effect of the change was a $39,016,000 decrease in reserves. Also, effective January 1, 1991, the Company entered into an agreement with SLOC which provides that SLOC will reinsure the mortality risks in excess of $500,000 per policy for the individual life insurance contracts assumed by the Company in the reinsurance agreement described above. Such death benefits are reinsured on a yearly renewable term basis. These agreements had the effect of increasing income from operations by approximately $37,050,000, $35,161,000 and $11,821,000 for the years ended
December 31, 1997,1996 and 1995, respectively. The life reinsurance assumed agreement requires the reinsurer to withhold funds in amounts equal to the reserves assumed.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

10. REINSURANCE (CONTINUED):
The following are summarized pro-forma results of operations of the Company for the years ended December 31, 1997, 1996 and 1995 before the effect of reinsurance transactions with SLOC.

                                                                                YEARS ENDED DECEMBER 31,
                                                                        ----------------------------------------
                                                                            1997          1996          1995
                                                                        ------------  ------------  ------------
                                                                                       (IN 000'S)
Income:
    Premiums, annuity deposits and other revenues                       $  2,230,980  $  1,858,145  $  1,619,337
    Net investment income and realized gains                                 300,669       312,870       315,967
                                                                        ------------  ------------  ------------
    Subtotal                                                               2,531,649     2,171,015     1,935,304
                                                                        ------------  ------------  ------------
Benefits and Expenses:
    Policyholder benefits                                                  2,240,597     1,928,720     1,760,917
    Other expenses                                                           187,591       155,531       130,302
                                                                        ------------  ------------  ------------
    Subtotal                                                               2,428,188     2,084,251     1,891,219
                                                                        ------------  ------------  ------------
Income from operations                                                  $    103,461  $     86,764  $     44,085
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------

The Company has an agreement with an unrelated company which provides reinsurance of certain individual life insurance contracts on a modified coinsurance basis and under which all deficiency reserves related to these contracts are reinsured. Reinsurance transactions under this agreement had the effect of decreasing income from operations by $2,658,000 in 1997, $46,000 in 1996, and by $1,599,000 in 1995.

11. WITHDRAWAL CHARACTERISTICS OF ANNUITY ACTUARIAL RESERVES AND DEPOSIT
LIABILITIES:
The withdrawal characteristics of general account and separate account annuity reserves and deposits are as follows:

                                                                                              DECEMBER 31, 1997
                                                                                        -----------------------------
                                                                                            AMOUNT       % OF TOTAL
                                                                                        --------------  -------------
                                                                                                 (IN 000'S)
Subject to discretionary withdrawal-with adjustment:
    With market value adjustment                                                        $    3,415,394          25%
    At book value less surrender charges (surrender charge >5%)                              7,672,211          57
    At book value (minimal or no charge or adjustment)                                       1,259,698           9
Not subject to discretionary withdrawal provision                                            1,164,651           9
                                                                                        --------------         ---
Total annuity actuarial reserves and deposit liabilities                                $   13,511,954         100%
                                                                                        --------------         ---
                                                                                        --------------         ---

                                                                                              DECEMBER 31, 1996
                                                                                        -----------------------------
                                                                                            AMOUNT       % OF TOTAL
                                                                                        --------------  -------------
                                                                                                 (IN 000'S)
Subject to discretionary withdrawal-with adjustment:
    With market value adjustment                                                        $    3,547,683          31%
    At book value less surrender charges (surrender charge >5%)                              5,626,117          48
    At book value (minimal or no charge or adjustment)                                       1,264,586          11
Not subject to discretionary withdrawal provision                                            1,218,157          10
                                                                                        --------------         ---
Total annuity actuarial reserves and deposit liabilities                                $   11,656,543         100%
                                                                                        --------------         ---
                                                                                        --------------         ---

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

12. RETIREMENT PLANS:
The Company participates with SLOC in a non-contributory defined benefit pension plan covering essentially all employees. The benefits are based on years of service and compensation.

The funding policy for the pension plan is to contribute an amount which at least satisfies the minimum amount required by ERISA; currently the plan is fully funded. The Company is charged for its share of the pension cost based upon its covered participants. Pension plan assets consist principally of separate accounts of SLOC.

The Company's share of the group's accrued pension cost at December 31, 1997, 1996 and 1995 was $593,000, $446,000 and $420,000, respectively. The Company's share of net periodic pension cost was $146,000, $27,000 and $3,000, for 1997, 1996 and 1995, respectively.

The Company also participates with SLOC and certain affiliates in a 401(k) savings plan for which substantially all employees are eligible. The Company matches, up to specified amounts, employees' contributions to the plan. Company contributions were $259,000, $233,000 and $185,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

OTHER POST-RETIREMENT BENEFIT PLANS

In addition to pension benefits, the Company provides certain health, dental, and life insurance benefits ("post-retirement benefits") for retired employees and dependents. Substantially all employees may become eligible for these benefits if they reach normal retirement age while working for the Company, or retire early upon satisfying an alternate age plus service condition. Life insurance benefits are generally set at a fixed amount.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

13. FAIR VALUE OF FINANCIAL INSTRUMENTS:
The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1997 and 1996:

                                                                  DECEMBER 31, 1997
                                                       ---------------------------------------
                                                        CARRYING AMOUNT   ESTIMATED FAIR VALUE
                                                       -----------------  --------------------
                                                                     (IN 000'S)
ASSETS:
Bonds                                                    $   2,451,731       $    2,569,199
Mortgages                                                      684,035              706,975
LIABILITIES:
Insurance reserves                                       $     123,128       $      123,128
Individual annuities                                           307,668              302,165
Pension products                                             1,527,433            1,561,108
Derivatives                                                         --               (1,716)

                                                                  DECEMBER 31, 1996
                                                       ---------------------------------------
                                                        CARRYING AMOUNT   ESTIMATED FAIR VALUE
                                                       -----------------  --------------------
                                                                     (IN 000'S)
ASSETS:
Bonds                                                    $   2,316,857       $    2,392,226
Mortgages                                                      938,932              958,909
LIABILITIES:
Insurance reserves                                       $     122,606       $      122,606
Individual annuities                                           373,488              367,878
Pension products                                             1,911,284            1,922,602
Derivatives                                                         --               (2,423)

The major methods and assumptions used in estimating the fair values of financial instruments are as follows:

The fair values of short-term bonds are estimated to be the amortized cost. The fair values of long-term bonds which are publicly traded are based upon market prices or dealer quotes. For privately placed bonds, fair values are estimated by taking into account prices for publicly traded bonds of similar credit risk and maturity and repayment and liquidity characteristics.

The fair values of the Company's general account insurance reserves and liabilities under investment-type contracts (insurance, annuity and pension contracts that do not involve mortality or morbidity risks) are estimated using discounted cash flow analyses or surrender values. Those contracts that are deemed to have short-term guarantees have a carrying amount equal to the estimated market value.

The fair values of mortgages are estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

The fair values of derivative financial instruments are estimated using the process described in Note 8.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

14. STATUTORY INVESTMENT VALUATION RESERVES:
The asset valuation reserve ("AVR") provides a reserve for losses from investments in bonds, stocks, mortgage loans, real estate and other invested assets with related increases or decreases being recorded directly to surplus.

Realized capital gains and losses on bonds and mortgages which relate to changes in levels of interest rates are charged or credited to an interest maintenance reserve ("IMR") and amortized into income over the remaining contractual life of the security sold.

The tables shown below present changes in the major elements of the AVR and IMR.

                                                                              1997                  1996
                                                                      --------------------  --------------------
                                                                         AVR        IMR        AVR        IMR
                                                                      ---------  ---------  ---------  ---------
                                                                           (IN 000'S)            (IN 000'S)
Balance, beginning of year                                            $  53,911  $  28,675  $  42,099  $  25,218
Net realized investment gains, net of tax                                17,400      6,321      3,160      5,011
Amortization of net investment gains                                         --     (1,166)        --     (1,557)
Unrealized investment gains (losses)                                     (2,340)        --      1,502         --
Required by formula                                                     (21,366)        --      7,150          3
                                                                      ---------  ---------  ---------  ---------
Balance, end of year                                                  $  47,605  $  33,830  $  53,911  $  28,675
                                                                      ---------  ---------  ---------  ---------
                                                                      ---------  ---------  ---------  ---------

15. FEDERAL INCOME TAXES:
The Company and its subsidiaries file a consolidated federal income tax return. Federal income taxes are calculated for the consolidated group based upon amounts determined to be payable as a result of operations within the current year. No provision is recognized for timing differences which may exist between financial statement and taxable income. Such timing differences include reserves, depreciation and accrual of market discount on bonds. Cash payments for federal income taxes were approximately $31,000,000, $19,264,000 and $12,429,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

16. SURPLUS NOTES AND NOTES RECEIVABLE (PAYABLE):
On December 22, 1997, the Company issued a $250,000,000 surplus note to Life Holdco. This note has an interest rate of 8.625% and is due on or after November 6, 2027. On May 9, 1997, the Company issued a short-term note of $600,000,000 to Life Holdco at an interest rate of 5.10%, which was extended at various interest rates. This note was repaid on December 22, 1997.

The Company had issued and outstanding surplus notes to SLOC with an aggregate carrying value of $335,000,000, during the period 1982 through January 16, 1996 at interest rates between 7.25% and 10%. The Company repaid all principal and interest associated with these surplus notes on January 16, 1996.

On December 19, 1995 the Company issued surplus notes totaling $315,000,000 to an affiliate, Sun Canada Financial Co., at interest rates between 5.75% and 7.25%. Of these notes, $157,500,000 will mature in the year 2007 and $157,500,000 will mature in the year 2015. Interest on these notes is payable semi-annually.

Principal and interest on surplus notes are payable only to the extent that the Company meets specified requirements regarding free surplus exclusive of the principal amount and accrued interest, if any, on these notes and with the consent of the Delaware Insurance Commissioner. In addition, with regard to surplus notes outstanding through January 16, 1996, subsequent to December 31, 1994 interest payments required

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

16. SURPLUS NOTES AND NOTES RECEIVABLE (PAYABLE) (CONTINUED):
the consent of the Delaware Insurance Commissioner. Payment of principal and interest on the notes issued in 1995 and in 1997 also requires the consents of the Delaware Insurance Commissioner and Canadian Office of the Superintendent of Financial Institutions.

The Company obtained the required consents and expensed $42,481,000, $23,061,000 and $31,813,000 for interest on surplus notes and notes payable for the years ended December 31, 1997, 1996 and 1995, respectively.

17. MANAGEMENT AND SERVICE CONTRACTS:
The Company has an agreement with SLOC which provides that SLOC will furnish, as requested, personnel as well as certain services and facilities on a cost-reimbursement basis. Expenses under this agreement amounted to approximately $15,997,000 in 1997, $20,192,000 in 1996, and $20,293,000 in 1995.

18. RISK-BASED CAPITAL:
Effective December 31, 1993 the NAIC adopted risk-based capital requirements for life insurance companies. The risk-based capital requirements provide a method for measuring the minimum acceptable amount of adjusted capital that a life insurer should have, as determined under statutory accounting practices, taking into account the risk characteristics of its investments and products. The Company has met the minimum risk-based capital requirements at December 31, 1997 and 1996.

19. ACCOUNTING POLICIES AND PRINCIPLES:
The financial statements of the Company have been prepared on the basis of statutory accounting practices which, prior to 1996, were considered by the insurance industry and the accounting profession to be in accordance with GAAP for mutual life insurance companies. The primary differences between statutory accounting practices and GAAP are described as follows. Under statutory accounting practices, financial statements are not consolidated and investments in subsidiaries are shown at net equity value. Accordingly, the assets, liabilities and results of operations of the Company's subsidiaries are not consolidated with the assets, liabilities and results of operations, respectively, of the Company. Changes in net equity value of the common stock of the Company's United States life insurance subsidiaries are directly reflected in the Company's surplus. Changes in the net equity value of the common stock of all other subsidiaries are directly reflected in the Company's Asset Valuation Reserve. Dividends paid by subsidiaries to the Company are included in the Company's net investment income.

Other differences between statutory accounting practices and GAAP include the following: statutory accounting practices do not recognize the following assets or liabilities which are reflected under GAAP - deferred policy acquisition costs, deferred federal income taxes and statutory non-admitted assets. Asset Valuation Reserves and Interest Maintenance Reserves are established under statutory accounting practices but not under GAAP. Methods for calculating real estate depreciation and investment valuation allowances differ under statutory accounting practices and GAAP. Actuarial assumptions and reserving methods differ under statutory accounting practices and GAAP. Premiums for universal life and investment type products are recognized as income for statutory purposes and as deposits to policyholders' accounts for GAAP.

Because the Company's management uses financial information prepared in conformity with accounting principles generally accepted in Canada in the normal course of business, the management of Sun Life Assurance Company of Canada (U.S.) has determined that the cost of complying with Statement No. 120 "Accounting and Reporting by Mutual Insurance Enterprises and by Insurance Enterprises for Certain Long

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

19. ACCOUNTING POLICIES AND PRINCIPLES (CONTINUED):
Duration Participating Contracts" exceed the benefits that the Company, or the users of its financial statements, would experience. Consequently, the Company has elected not to apply such standards in the preparation of these financial statements.

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

We have audited the accompanying statutory statements of admitted assets, liabilities, and capital stock and surplus of Sun Life Assurance Company of Canada (U.S.) as of December 31, 1997 and 1996, and the related statutory statements of operations, changes in capital stock and surplus, and cash flow for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Notes 1 and 19 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of Delaware, which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital stock and surplus of Sun Life Assurance Company of Canada (U.S.) as of December 31, 1997 and 1996, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 1997 on the basis of accounting described in Notes 1 and 19.

However, because of the effects of the matter discussed in the second preceding paragraph, in our opinion, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Sun Life Assurance Company of Canada (U.S.) as of December 31, 1997 and 1996 or the results of its operations or its cash flow for each of the three years in the period ended December 31, 1997.

As management has stated in Note 19, because the Company's management uses financial information prepared in accordance with accounting principles generally accepted in Canada in the normal course of business, the management of Sun Life Assurance Company of Canada (U.S.) has determined that the cost of complying with Statement No. 120 would exceed the benefits that the Company, or the users of its financial statements, would experience. Consequently, the Company has elected not to apply such standards in the preparation of these financial statements.

DELOITTE & TOUCHE LLP
Boston, Massachusetts
February 5, 1998

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND
CAPITAL STOCK AND SURPLUS
JUNE 30, 1998 AND DECEMBER 31, 1997 (IN 000'S)

                                                                                   1998            1997
                                                                              --------------  --------------
ADMITTED ASSETS
    Bonds                                                                     $    1,957,581  $    1,910,699
    Common stocks                                                                    119,697         117,229
    Mortgage loans on real estate                                                    587,297         684,035
    Properties acquired in satisfaction of debt                                       20,338          22,475
    Investment real estate                                                            77,744          78,426
    Policy loans                                                                      41,193          40,348
    Cash and short-term investments                                                  198,390         544,418
    Other invested assets                                                             60,757          55,716
    Life insurance premiums and annuity considerations due and uncollected             8,240           9,203
    Investment income due and accrued                                                 39,882          39,279
    Receivable from parent, subsidiaries and affiliates                                   --          28,825
    Funds withheld on reinsurance assumed                                          1,046,131         982,653
    Other assets                                                                       2,540           1,841
                                                                              --------------  --------------
    General account assets                                                         4,159,790       4,515,147
    Separate account assets
      Unitized                                                                    10,877,558       9,068,021
      Non-unitized                                                                 2,148,450       2,343,877
                                                                              --------------  --------------
    Total Admitted Assets                                                     $   17,185,798  $   15,927,045
                                                                              --------------  --------------
                                                                              --------------  --------------
LIABILITIES
    Aggregate reserve for life policies and contracts                         $    2,246,492  $    2,188,243
    Supplementary contracts                                                            2,234           2,247
    Policy and contract claims                                                         3,341           2,460
    Provision for policyholders' dividends and coupons payable                        35,500          32,500
    Liability for premium and other deposit funds                                  1,169,266       1,450,705
    Surrender values on cancelled policies                                                88             215
    Interest maintenance reserve                                                      36,877          33,830
    Commissions to agents due or accrued                                               4,362           2,826
    General expenses due or accrued                                                    7,911           7,202
    Transfers from Separate Accounts due or accrued                                 (340,547)       (284,078)
    Taxes, licenses and fees due or accrued, excluding FIT                                76             105
    Federal income taxes due or accrued                                               58,642          58,073
    Unearned investment income                                                            27              34
    Amounts withheld or retained by company as agent or trustee                          496              47
    Remittances and items not allocated                                                1,686           1,363
    Borrowed money                                                                        --         110,142
    Asset valuation reserve                                                           46,224          47,605
    Payable to parent, subsidiaries, and affiliates                                   31,879              --
    Payable for securities                                                            29,315          27,104
    Other liabilities                                                                  8,973           1,959
                                                                              --------------  --------------
    General account liabilities                                                    3,342,842       3,682,582
    Separate account liabilities
      Unitized                                                                    10,877,377       9,067,891
      Non-unitized                                                                 2,148,450       2,343,877
                                                                              --------------  --------------
    Total liabilities                                                             16,368,669      15,094,350
                                                                              --------------  --------------
    Common capital stock                                                               5,900           5,900
                                                                              --------------  --------------
    Surplus notes                                                                    565,000         565,000
    Gross paid in and contributed surplus                                            199,355         199,355
    Unassigned funds                                                                  46,874          62,440
                                                                              --------------  --------------
    Surplus                                                                          811,229         826,795
                                                                              --------------  --------------
    Total common capital stock and surplus                                           817,129         832,695
                                                                              --------------  --------------
    Total liabilities, capital stock and surplus                              $   17,185,798  $   15,927,045
                                                                              --------------  --------------
                                                                              --------------  --------------

                  SEE NOTES TO UNAUDITED FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

STATUTORY STATEMENTS OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 1998 AND 1997 (IN 000'S)

                                              1998        1997
                                           ----------  ----------
 INCOME:
     Premiums and annuity considerations   $  136,133  $  118,687
     Deposit-type funds                       996,025   1,160,500
     Considerations for supplementary
      contracts without life
      contingencies and dividend
      accumulations                             1,144         550
     Net investment income                     99,731     141,330
     Amortization of interest maintenance
      reserve                                     923         381
     Net gain from operations from
      Separate Accounts Statement                   3          --
     Other income                              53,379      46,389
                                           ----------  ----------
     Total                                  1,287,338   1,467,837
                                           ----------  ----------
 BENEFITS AND EXPENSES:
     Death benefits                            15,833       6,370
     Annuity benefits                          73,077      70,927
     Surrender benefits and other fund
      withdrawals                             988,182     893,648
     Interest on policy or contract funds         262         155
     Payments on supplementary contracts
      without life contingencies and of
      dividend accumulations                    1,199         451
     Increase in aggregate reserves for
      life and accident and health
      policies and contracts                   58,249      65,687
     Decrease in liability for premium
      and other deposit funds                (281,439)   (226,178)
     Increase (decrease) in reserve for
      supplementary contracts without
      life contingencies and for dividend
      and coupon accumulations                    (14)        145
                                           ----------  ----------
     Total                                    855,349     811,205
     Commissions on premiums and annuity
      considerations (direct business
      only)                                    66,615      70,987
     Commissions and expense allowances
      on reinsurance assumed                    8,226       8,356
     General insurance expenses                29,784      18,883
     Insurance taxes, licenses and fees,
      excluding federal income taxes            3,730       4,477
     Decrease in loading on and cost of
      collection in excess of loading on
      deferred and uncollected premiums          (233)       (230)
     Net transfers to Separate Accounts       257,318     473,070
                                           ----------  ----------
     Total                                  1,220,789   1,386,748
                                           ----------  ----------
     Net gain from operations before
      dividends to policyholders and FIT       66,549      81,089
     Dividends to policyholders                19,908      16,113
                                           ----------  ----------
     Net gain from operations after
      dividends to policyholders and
      before FIT                               46,641      64,976
     Federal income tax expense
      (excluding tax on capital gains)         14,554       5,360
                                           ----------  ----------
     Net gain from operations after
      dividends to policyholders and FIT
      and before realized capital gains        32,087      59,616
     Net realized capital gains less
      capital gains tax and transferred
      to the IMR                                3,115       2,019
                                           ----------  ----------
 NET INCOME                                $   35,202  $   61,635
                                           ----------  ----------
                                           ----------  ----------

             SEE NOTES TO UNAUDITED STATUTORY FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

STATUTORY STATEMENTS OF OPERATIONS
THREE MONTHS ENDED JUNE 30, 1998 AND 1997 (IN 000'S)

                                              1998        1997
                                           ----------  ----------
 INCOME:
     Premiums and annuity considerations   $   65,351  $   58,733
     Deposit-type funds                       527,433     605,977
     Considerations for supplementary
      contracts without life
      contingencies and dividend
      accumulations                               846         182
     Net investment income                     50,128      69,346
     Amortization of interest maintenance
      reserve                                     352         289
     Net gain from operations from
      Separate Accounts Statement                   2          --
     Other income                              27,377      24,512
                                           ----------  ----------
     Total                                    671,489     759,039
                                           ----------  ----------
 BENEFITS AND EXPENSES:
     Death benefits                             7,890       3,859
     Annuity benefits                          38,039      36,058
     Surrender benefits and other fund
      withdrawals                             531,101     488,832
     Interest on policy or contract funds         195         112
     Payments on supplementary contracts
      without life contingencies and of
      dividend accumulations                      947         247
     Increase in aggregate reserves for
      life and accident and health
      policies and contracts                   29,179      35,725
     Decrease in liability for premium
      and other deposit funds                (164,218)   (136,251)
     Decrease in reserve for
      supplementary contracts without
      life contingencies and for dividend
      and coupon accumulations                    (82)        (44)
                                           ----------  ----------
     Total                                    443,051     428,538
     Commissions on premiums and annuity
      considerations (direct business
      only)                                    36,837      36,979
     Commissions and expense allowances
      on reinsurance assumed                    3,984       4,314
     General insurance expenses                17,770      10,079
     Insurance taxes, licenses and fees,
      excluding federal income taxes            1,577       2,299
     Decrease in loading on and cost of
      collection in excess of loading on
      deferred and uncollected premiums          (183)       (152)
     Net transfers to Separate Accounts       133,924     238,345
                                           ----------  ----------
     Total                                    636,960     720,402
                                           ----------  ----------
     Net gain from operations before
      dividends to policyholders and FIT       34,529      38,637
     Dividends to policyholders                10,118       9,490
                                           ----------  ----------
     Net gain from operations after
      dividends to policyholders and
      before FIT                               24,411      29,147
     Federal income tax expense
      (excluding tax on capital gains)          6,435       5,765
                                           ----------  ----------
     Net gain from operations after
      dividends to policyholders and FIT
      and before realized capital gains        17,976      23,382
     Net realized capital gains less
      capital gains tax and transferred
      to the IMR                                2,301       1,779
                                           ----------  ----------
 NET INCOME                                $   20,277  $   25,161
                                           ----------  ----------
                                           ----------  ----------

             SEE NOTES TO UNAUDITED STATUTORY FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

STATUTORY STATEMENTS OF CHANGES IN CAPITAL STOCK AND SURPLUS
SIX MONTHS ENDED JUNE 30, 1998 AND 1997 (IN 000'S)

                                             1998      1997
                                           --------  --------
 Capital and surplus, beginning of period  $832,695  $567,143
                                           --------  --------
 Net income                                  35,202    61,635
 Change in net unrealized capital gains      (1,755)      248
 Change in non-admitted assets and
  related items                                (441)      (31)
 Change in asset valuation reserve            1,380    (3,248)
 Other changes in surplus in Separate
  Accounts Statement                             48         3
 Dividends to stockholders                  (50,000)       --
                                           --------  --------
 Net change in capital and surplus for
  the period                                (15,566)   58,607
                                           --------  --------
 Capital and surplus, end of period        $817,129  $625,750
                                           --------  --------
                                           --------  --------

             SEE NOTES TO UNAUDITED STATUTORY FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

STATUTORY STATEMENTS OF CASH FLOW
SIX MONTHS ENDED JUNE 30, 1998 AND 1997

                                                                                    1998        1997
                                                                                 ----------  ----------
Cash Provided
  Premiums, annuity considerations and deposit funds received                    $1,133,357  $1,288,821
  Considerations for supplementary contracts and dividend accumulations
   received                                                                           1,144         550
  Net investment income received                                                    125,061     159,309
  Other income received                                                              55,654      38,671
                                                                                 ----------  ----------
Total receipts                                                                    1,315,216   1,487,351
                                                                                 ----------  ----------
  Benefits paid (other than dividends)                                            1,077,539     970,455
  Insurance expenses and taxes paid (other than federal income and capital
   gains taxes)                                                                     109,174     102,669
  Net cash transfers to Separate Accounts                                           313,788     531,492
  Dividends paid to policyholders                                                    16,908      13,613
  Federal income tax payments (excluding tax on capital gains)                       13,264       4,727
  Other--net                                                                            262         155
                                                                                 ----------  ----------
Total payments                                                                    1,530,935   1,623,111
                                                                                 ----------  ----------
Net cash from operations                                                           (215,719)   (135,760)
                                                                                 ----------  ----------
  Proceeds from long-term investments sold, matured or repaid (after deducting
   taxes on capital gains of $721,800 for 1998, $1,722,195 for 1997)                757,516     604,144
  Other cash provided                                                                67,071     618,395
                                                                                 ----------  ----------
Total cash provided                                                                 824,587   1,222,539
                                                                                 ----------  ----------
Cash Applied
  Cost of long-term investments acquired                                            710,436     421,879
  Other cash applied                                                                244,460      75,505
                                                                                 ----------  ----------
Total cash applied                                                                  954,896     497,384
                                                                                 ----------  ----------
Net change in cash and short-term investments                                      (346,028)    589,395
Cash and short-term investments
Beginning of period                                                                 544,418      90,059
                                                                                 ----------  ----------
End of period                                                                    $  198,390  $  679,454
                                                                                 ----------  ----------
                                                                                 ----------  ----------

             SEE NOTES TO UNAUDITED STATUTORY FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

1.  GENERAL:
In management's opinion all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of the financial statements have been made.

2.  MANAGEMENT AND SERVICE CONTRACTS:
The Company has an agreement with its ultimate parent, Sun Life Assurance Company of Canada ("SLOC") which provides that SLOC will furnish, as requested, personnel as well as certain services and facilities on a cost-reimbursement basis. Expenses under this agreement amounted to approximately $6,401,000 and $10,685,000 for the three and six month periods in 1998 and $4,189,000 and $7,352,000 for the same periods in 1997.

3.  INVESTMENTS IN SUBSIDIARIES:
The following is combined unaudited summarized financial information of the subsidiaries as of June 30, 1998 and 1997 for the six months then ended:

                                                                                        1998         1997
                                                                                     -----------  -----------
                                                                                            (IN 000'S)
Intangible assets                                                                    $        --  $    10,449
Other assets                                                                           1,264,155    1,527,141
Liabilities                                                                           (1,144,451)  (1,388,512)
                                                                                     -----------  -----------
Total net assets                                                                     $   119,704  $   149,078
                                                                                     -----------  -----------
                                                                                     -----------  -----------
Total revenue                                                                        $   126,152  $   428,535
Operating expenses                                                                      (124,389)    (380,489)
Income tax expense                                                                        (1,795)     (21,641)
                                                                                     -----------  -----------
Net income                                                                           $       (32) $    26,405
                                                                                     -----------  -----------
                                                                                     -----------  -----------

The following is combined unaudited summarized financial information of the subsidiaries as of June 30, 1998 and 1997 for the three months then ended:

                                                                                            1998      1997
                                                                                          --------  ---------
                                                                                              (IN 000'S)
Total revenue                                                                             $ 63,685  $ 220,985
Operating expenses                                                                         (64,453)  (193,614)
Income tax expense                                                                            (730)   (12,082)
                                                                                          --------  ---------
Net income                                                                                $ (1,498) $  15,289
                                                                                          --------  ---------
                                                                                          --------  ---------

In determining the equity in income of subsidiaries for the periods, the Company has excluded expenses of approximately $868,000 and $1,973,000 for the three and six month periods in 1998 and $9,167,000 and $16,624,000 for the same periods in 1997, representing payables to the Company in lieu of federal income taxes.

On December 24, 1997, the Company transferred all of its shares of Massachusetts Financial Services Company ("MFS") to its parent Sun Life of Canada (U.S.) Holdings, Inc. ("Life Holdco").

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED FINANCIAL STATEMENTS (CONTINUED)

4.  INVESTMENT INCOME:
Net investment income consisted of:

                                                                                              SIX MONTHS ENDED
                                                                                                  JUNE 30,
                                                                                            ---------------------
                                                                                              1998        1997
                                                                                            ---------   ---------
                                                                                                 (IN 000'S)
Interest income from bonds                                                                   $ 88,078   $  91,026
Income from investment in common stocks of affiliates                                           3,000      22,641
Interest income from mortgage loans                                                            27,885      41,216
Real estate investment income                                                                   7,881       6,270
Interest income from policy loans                                                               1,392       1,496
Other                                                                                             242         (90)
                                                                                            ---------   ---------
    Gross investment income                                                                   128,478     162,559
                                                                                            ---------   ---------
Interest on surplus notes and borrowed money                                                   23,271      15,648
Investment expenses                                                                             5,476       5,581
                                                                                            ---------   ---------
                                                                                             $ 99,731   $ 141,330
                                                                                            ---------   ---------
                                                                                            ---------   ---------

                                                                                             THREE MONTHS ENDED
                                                                                                  JUNE 30,
                                                                                            ---------------------
                                                                                              1998        1997
                                                                                            ---------   ---------
                                                                                                 (IN 000'S)
Interest income from bonds                                                                   $ 41,555   $  48,211
Income from investment in common stocks of affiliates                                           3,000      11,040
Interest income from mortgage loans                                                            13,505      19,897
Real estate investment income                                                                   3,914       3,426
Interest income from policy loans                                                                 858         871
Other                                                                                             433        (532)
                                                                                            ---------   ---------
    Gross investment income                                                                    63,265      82,913
                                                                                            ---------   ---------
Interest on surplus notes and borrowed money                                                   10,817      10,222
Investment expenses                                                                             2,320       3,345
                                                                                            ---------   ---------
                                                                                             $ 50,128   $  69,346
                                                                                            ---------   ---------
                                                                                            ---------   ---------

                                    APPENDIX
                 EXAMPLES OF THE MARKET VALUE ADJUSTMENT (MVA)

    1. The MVA factor for all Guarantee Periods, except Floating Rate Guarantee Periods, is:

                              N/12
                      1 + I
                    ( ----- )      -1
                      1 + J

    These examples assume the following:

        1) the Guarantee Amount was allocated to a five year Guarantee Period with a Guaranteed Interest Rate of 6% or .06 (l).

        2)  the date of surrender is two years from the Expiration Date
    (N = 24).

        3) the value of the Guarantee Amount on the date of surrender is $11,910.16.

        4)  the interest earned in the current Account Year is $674.16.

        5) no transfers or partial withdrawals affecting this Guarantee Amount have been made.

        6) withdrawal charges, if any, are calculated in the same manner described in the Prospectus. (See "Withdrawal Charges".)

EXAMPLE OF A NEGATIVE MVA:

    Assume that on the date of surrender, the current rate (J) is 8% or .08

                                   N/12
                         1 + l
    The MVA factor =   ( ------  )       -1
                         1 + J
                                   24/12
                         1 + .06
                   =   ( ------  )       -1
                         1 + .08

                   =   (.981)2 -1

                   =   .963 -1

                   = - .037

    The value of the Guarantee Amount less interest credited to the Guarantee Amount in the current Account Year is multiplied by the MVA factor to determine the MVA

                   ($11,910.16 - $674.16) X (-.037) = -$415.73

    -$415.73 represents the MVA that will be deducted from the value of the Guarantee Amount before the deduction of any withdrawal charge.

    For a partial withdrawal of $2,000 from this Guarantee Amount, the MVA would be ($2,000.00 - $674.16) X (-.037) = -$49.06. -$49.06 represents the MVA that will be deducted from the partial withdrawal amount before the deduction of any withdrawal charge.

EXAMPLE OF A POSITIVE MVA:
Assume that on the date of surrender, the current rate (J) is 5% or .05.

                                   N/12
                         1 + l
    The MVA factor =   ( ------  )       -1
                         1 + J
                                   24/12
                         1 + .06
                   =   ( ------  )       -1
                         1 + .05

                   =   (1.010)2 -1

                   =   1.019 -1

                   =   .019

    The value of the Guarantee Amount less interested credited to the Guarantee Amount in the current Account Year is multiplied by the MVA factor to determine the MVA

                     ($11,910.16 - $674.16) X .019 = $213.48

    $213.48 represents the MVA that would be added to the value of the Guarantee Amount before the deduction of any withdrawal charge.

    For a partial withdrawal of $2,000 from this Guarantee Amount, the MVA would be ($2,000.00 - $674.16) X .019 = $25.19.

    $25.19 represents the MVA that would be added to the value of the partial withdrawal amount before the deduction of any withdrawal charge.

    2. The MVA factor for Floating Rate Guarantee Periods is calculated similarly applying the following formula:

                     [(1 + F - X)/(1 + F - Y + b)]N/12 - 1

    where,

    F is the Floating Rate currently being used in determining the Floating Rate Guarantee Period's Guaranteed Interest Rate;

    X is the Floating Rate Spread in effect during the current Floating Rate Guarantee Period,

    Y is the Floating Rate Spread, as of the date of the application of the MVA, for current allocations to new Floating Rate Guarantee Periods equal to the balance of the current Floating Rate Guarantee Period, rounded up to the next higher number of complete years,

    b is a factor which the Company will determine for a Contract and which will not exceed 0.25%, and

    N is the number of complete months remaining in the current Floating Rate Guarantee Period.

                                   SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
                                   ANNUITY SERVICE MAILING ADDRESS:
                                   RETIREMENT PRODUCTS AND SERVICES
                                   P.O. BOX 9133
                                   BOSTON, MASSACHUSETTS 02117

                                   TELEPHONE:
                                   Toll Free (888) 388-8748

                                   GENERAL DISTRIBUTOR
                                   Clarendon Insurance Agency, Inc.
                                   One Sun Life Executive Park
                                   Wellesley Hills, Massachusetts 02181

                                   LEGAL COUNSEL
                                   Covington & Burling
                                   1201 Pennsylvania Avenue, N.W.
                                   P.O. Box 7566
                                   Washington, D.C. 20044

                                   AUDITORS
                                   Deloitte & Touche LLP
                                   125 Summer Street
                                   Boston, Massachusetts 02110
FUTFIX1  10/98

                                      PART II

                       INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        Not Applicable

Item 15. INDEMNIFICATION

        Article 8 of the By-Laws of Sun Life Assurance Company of Canada (U.S.) provides for indemnification of directors and officers as follows:

        Section 8.01 (a). Every person who is or was a director or officer or employee of this corporation or of any other corporation which he served at the request of this corporation and in which this corporation owns or owned shares of capital stock or of which it is or was a creditor shall have a right to be indemnified by this corporation against all liability and reasonable expense incurred by him in connection with or resulting from any claim, action, suit or proceeding in which he may become involved as a party or otherwise by reason of his being or having been a director, officer or employee of this corporation or such other corporation, provided (1) said claim, action, suit or proceeding shall be prosecuted to a final determination and he shall be vindicated on the merits, or (2) in the absence of such a final determination vindicating him on the merits, the board of directors shall determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; said determination to be made by the board of directors acting through a quorum of disinterested directors, or in its absence on the opinion of counsel.

               (b) For purposes of the preceding subsection: (1) "liability and reasonable expenses" shall include but not be limited to reasonable counsel fees and disbursements, amounts of any judgment, fine or penalty, and reasonable amounts paid in settlement; (2) "claim, action, suit or proceeding" shall include every such claim, action, suit or proceeding, whether civil or criminal, derivative or otherwise, administrative, judicial or legislative, any appeal relating thereto, and shall include any reasonable apprehension or threat of such a claim, action, suit or proceeding; (3) a settlement, plea of nolo contendere, consent judgment, adverse civil judgment, or conviction shall not of itself create a presumption that the conduct of the person seeking indemnification did not meet the standard of conduct set forth in subsection (a)(2) hereof.

               (c) (Notwithstanding the foregoing, the following limitations shall apply with respect to any action by or in the right of the
        Corporation: (1) no indemnification shall be made in respect of any claim, issue or matter as to which the person seeking indemnification shall have been adjudged to be liable for negligence or misconduct int he performance of his durt to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chanceery or such other court shall deem proper; and (2) indemnification shall extend only to reasonable expenses, including reasonable counsel's fees and disbursements.

               (d)The right to indemnification shall extend to any person otherwise entitled to it under this by-law whether or not that person continues to be a director, officer or employee of this corporation or such other corporations at the time such liability or expense shall be incurred. The right of indemnification shall extend to the legal representative and heirs of any person otherwise entitled to indemnification. If a person meets the requirements of this by-law with respect to some matters in a claim, action, suit or proceeding, but not with respect to others, he shall be entitled to indemnification as the former. Advances against liability and expenses may be made by the corporation on terms fixed by the board of directors subject to an obligation to repay if indemnification proves unwarranted.

               (e) This by-law shall not exclude any other rights of indemnification or other rights to which any director, officer or employee may be entitled to be contract, vote of stockholders or as a matter of law. If any clause, provision or application of this section shall be determined to be invalid, the other clauses, provisions or applications of this section shall not be affected but shall remain in full force and effect. The provisions of this by-law shall be applicable to claims, actions, suits or proceedings made or commenced after the adoption hereof, whether arising from acts or omissions to act occurring before or after the adoption hereof.

               (f) Nothing contained in this by-law shall be construed to protect any director or officer of the corporation against any liability to the corporation or its security holders to which he would otherwise by subject by reason of wilful malfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Item 16. EXHIBITS

   (1)         Underwriting Agreement *

   (3) (a)     Certificate of Incorporation *

       (b)     By-laws *

   (4) (a)     Single Payment Deferred Fixed Individual Annuity Contract **

       (b)     Single Payment Deferred Fixed Group Annuity Contract **

       (c)     Certificate to be used in connection with Contract filed as
               Exhibit 4(b) **

   (5)         Opinion re Legalilty ***

   (23)        Independent Auditor's Consent **

   (24)        Powers of Attorney **

     * Incorporated by reference from Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form S-2, File
         No. 333-45923.
    **   Filed herewith.
   ***   To be filed by amendment.

Item 17. UNDERTAKINGS

    (a)  The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                      provided, however, that paragraphs (a)(1)(i) and
                      (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 18. FINANCIAL STATEMENTS AND SCHEDULES

The following Financial Statements are included in the Registration Statement:

    Included in Part I:

    Financial Statements of the Depositor:

         1. Statutory Statements of Admitted Assets, Liabilities and Capital Stock and Surplus, Period Ended June 30, 1998 and Years Ended December 31, 1997 and 1996;

         2. Statutory Statements of Operations, Period Ended June 30, 1998 and Years Ended December 31, 1997, 1996 and 1995;

         3. Statutory Statements of Changes in Capital Stock and Surplus, Period Ended June 30, 1998 and Years Ended December 31, 1997, 1996 and 1995;

         4. Statutory Statements of Cash Flow, Period Ended June 30, 1998 and Years Ended December 31, 1997, 1996 and 1995;

         5.    Notes to Statutory Financial Statements; and

         6.    Independent Auditors' Report.

                                      SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts on the 28th day of August, 1998.

                              Sun Life Assurance Company of Canada (U.S.)
                              (Registrant)


                              By:* /s/ DONALD A. STEWART
                                 -----------------------
                              Donald A. Stewart
                              Chairman

Attest:/s/ MARGARET HANKARD
       --------------------
       Margaret Hankard
       Senior Associate Counsel

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


 Signature                                        Title                                   Date
 ---------                                        -----                                   ----
* /s/ DONALD A. STEWART                           Chairman and Director                   August 28, 1998
-------------------------                         (Principal Executive Officer)


* /s/ ROBERT P. VROLYK                            Vice President and Actuary              August 28, 1998
-------------------------                         (Principal Financial and
     Robert P. Vrolyk                             Accounting Officer)


* /s/ RICHARD B. BAILEY                           Director                                August 28, 1998
-------------------------
     Richard B. Bailey


* /s/ M. COLYER CRUM                              Director                                August 28, 1998
-------------------------
     M. Colyer Crum


* /s/ DAVID D. HORN                               Director                                August 28, 1998
-------------------------
     David D. Horn


* /s/ JOHN S. LANE                                Director                                August 28, 1998
-------------------------
     John S. Lane


                                                  Director
-------------------------
     Angus A. MacNaughton

------------
*    By Margaret Hankard pursuant to Power of Attorney filed herewith.

                                                  Director
-------------------------
     John D. McNeil


* /s/ C. JAMES PRIEUR                             President and Director                  August 28, 1998
-------------------------
     C. James Prieur


* /s/ S. CAESAR RABOY                             Senior Vice President                   August 28, 1998
-------------------------                         and Deputy General Manager and
     S. Caesar Raboy                              Director

------------
*    By Margaret Hankard pursuant to Power of Attorney filed herewith.